Exhibit 2.1
AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated to be effective as of the 5th day of October, 2010, by and between OLD NATIONAL BANCORP, an Indiana corporation (“ONB”), and MONROE BANCORP, an Indiana corporation (“Monroe”).
W I T N E S S E T H:
     WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and
     WHEREAS, Monroe is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Bloomington, Monroe County, Indiana; and
     WHEREAS, ONB and Monroe seek to affiliate through a corporate reorganization whereby Monroe will merge with and into ONB, and thereafter, Monroe Bank, an Indiana chartered commercial bank, will be merged with and into Old National Bank, a national banking association and wholly-owned subsidiary of ONB; and
     WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of merger; and
     WHEREAS, the members of the Board of Directors of Monroe have each agreed to execute and deliver to ONB a voting agreement substantially in the form attached hereto as Exhibit A.
     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Monroe with and into ONB, and the mode of carrying such merger into effect as follows:
ARTICLE I.
THE MERGER
     1.01 The Merger. (a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Article IX hereof), Monroe shall merge with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall survive the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.
     (b) Name, Officers and Directors. The name of the Surviving Corporation shall be “Old National Bancorp.” Its principal office shall be located at One Main Street, Evansville, Vanderburgh County, Indiana. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.
     (c) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of ONB in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.
     (d) Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Monroe shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Monroe shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.
     (e) Integration. At the Effective Time and subject to the terms and conditions of this Agreement, the parties hereto currently intend to effectuate, or cause to be effectuated, the Merger, pursuant to Articles of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(i), and a Plan of Merger, substantially in the form attached hereto as Exhibit 1.01(e)(ii). The parties agree to cooperate and to take all reasonable actions prior to or following the Effective Time, including executing all requisite documentation, as may be reasonably necessary to effect the Merger.
     1.02 Reservation of Right to Revise Structure. At ONB’s election, the Merger may alternatively be structured so that (a) Monroe is merged with and into any other direct or indirect wholly-owned subsidiary of ONB or (b) any direct or indirect wholly-owned subsidiary of ONB is merged with and into Monroe; provided, however, that no such change shall (x) alter or change the amount or kind of the Merger Consideration (as hereinafter defined) or the treatment of the holders of common stock, no par value, of Monroe (“Monroe Common Stock”) or options to purchase Monroe Common Stock (“Monroe Stock Options”), (y) prevent the parties from obtaining the opinions of counsel referred to in Sections 7.01(h) and 7.02(h) or otherwise cause the transaction to fail to qualify for the tax treatment described in Section 1.03, or (z) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event of such an election, the parties agree to execute an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect this Agreement or the rights and obligations of the parties or their respective shareholders) in order to reflect such election.

     1.03 Tax Free Reorganization. ONB and Monroe intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.
     1.04 Absence of Control. Subject to any specific provisions of the Agreement, it is the intent of the parties to this Agreement that neither ONB nor Monroe by reason of this Agreement shall be deemed (until consummation of the transactions contemplated here) to control, directly or indirectly, the other party or any of its respective Subsidiaries (as such term is defined below) and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of such other party or any of its respective Subsidiaries.
     1.05 Bank Merger. The parties will cooperate and use reasonable best efforts to effect the merger of Monroe Bank with and into Old National Bank (the “Bank Merger”) at a time to be determined at or following the Merger. At the effective time of the Bank Merger, the separate corporate existence of Monroe Bank will terminate. Old National Bank will be the surviving bank and will continue its corporate existence under applicable law. The articles of association Old National Bank, as then in effect, will be the articles of association of the surviving bank, and the By-Laws of Old National Bank, as then in effect, will be the By-Laws of the surviving bank.
     1.06 No Dissenters’ Rights. Shareholders of Monroe are not entitled to any dissenters’ rights under Chapter 44 of the Indiana Business Corporation Law, as amended, since Monroe Common Stock is quoted and traded on Nasdaq. Monroe shall take no action which would result in the loss of such listing prior to the Effective Time.
ARTICLE II.
MANNER AND BASIS OF EXCHANGE OF STOCK
     2.01 Consideration. (a) Subject to the terms and conditions of this Agreement, at the Effective Time, each share of Monroe Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares held as treasury stock of Monroe and (ii) shares held directly or indirectly by ONB, except shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, if any) shall become and be converted into the right to receive in accordance with this Article, 1.275 shares of common stock (the “Exchange Ratio”) (as adjusted in accordance with the terms of this Agreement), without par value, of ONB (“ONB Common Stock”) (the “Merger Consideration”).
     (b) Stock Options. At the Effective Time, each outstanding option to purchase Monroe common stock (a “Monroe Stock Option”) without any action on the part of any holder thereof, shall be converted automatically into an option to purchase a number of shares of common stock of ONB (each, an “ONB Stock Option”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of Monroe common stock subject to such Monroe Stock Option and (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price of such Monroe Stock Option divided by (2) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each ONB Stock Option will become fully vested, and shall otherwise continue to be governed by the same terms and conditions as were applicable under the related Monroe Stock Option immediately prior to the Effective Time. As soon as practicable after the Effective Time, ONB shall file an appropriate registration statement with respect to the shares of ONB Common Stock subject to ONB Stock Options and shall use its reasonable best efforts to maintain the effectiveness of the registration statement (and maintain the current status of the prospectus contained therein) for so long as such options remain outstanding.
     2.02 Adjustments to Exchange Ratio. At the Effective Time, the Exchange Ratio shall be adjusted, if applicable, as follows (which Exchange Ratio, as adjusted as provided below and in Sections 2.05 and 8.01(g), shall become the “Exchange Ratio” for purposes of this Agreement):
     (a) Increase in Value of ONB Common Stock. If the average of the per-share closing prices of a share of ONB Common Stock as quoted on the New York Stock Exchange (“NYSE”) during the ten trading days preceding the fifth calendar day preceding the Effective Time (“Average ONB Closing Price”) exceeds $10.98 per share (“Threshold Price Per Share”), then the Exchange Ratio shall be adjusted such that each share of Monroe Common Stock shall be converted into the number of shares of ONB common stock resulting from the following formula: $14.00 divided by the Average ONB Closing Price.
     (b) Shareholders’ Equity. If as of the end of the month prior to the Effective Time, the Monroe Consolidated Shareholders’ Equity (as defined in Section 7.01(m) hereof) is less than $55.64 million, the Exchange Ratio (calculated after any adjustment pursuant to Section 2.02(a) above) shall be decreased to a quotient determined by dividing the Adjusted Purchase Price by the total number of shares of Monroe Common Stock outstanding at the Effective Time, and further dividing that number by the Average ONB Closing Price.
     As used in this Section 2.02(b), the following terms shall have the meanings indicated below:
     “Adjusted Purchase Price” shall be equal to (x) the Purchase Price less (y) the difference between $55.64 million and the Monroe Consolidated Shareholders’ Equity as of the end of the month prior to the Effective Time multiplied by 150%.
     “Purchase Price” shall be equal to the Exchange Ratio in effect at the time of adjustment multiplied by the Average ONB Closing Price multiplied by the total number of shares of Monroe Common Stock outstanding as of the Effective Time.
     (c) Delinquent Loans. If the aggregate amount of Monroe Delinquent Loans as of the tenth (10th) day prior to the Effective Time (the “Computation Date”) is $59.72 million or greater, the Exchange Ratio shall be decreased by the percentage identified on Exhibit 2.02(c). The adjustment to the Exchange Ratio under this Section 2.02(c) shall be made following any adjustments to the Exchange Ratio pursuant to Sections 2.02(a), Section 2.02(b), 2.05 and 8.01(g) hereof. “Monroe Delinquent Loans” shall mean the total of (i) all loans with principal or interest that are 30 to 89 days past due, (ii) all loans with principal or interest that are at least 90 days past due and still accruing, (iii) all loans with principal or interest that are nonaccruing, (iv) restructured and impaired loans, (v) other real estate owned, (vi) net charge offs from the date of this Agreement through the last day of the month immediately preceding the Closing Date (as defined in Article IX of this Agreement), and (vii) write-downs of other real estate owned from the date of this Agreement through the last day of the month immediately preceding the Closing Date.
     2.03 Fractional Shares. Notwithstanding any other provision in this Agreement, no fractional shares of ONB Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, ONB shall pay to each holder of Monroe Common Stock who otherwise would be entitled to a fractional share of ONB Common Stock an amount in cash (without interest) determined by multiplying such fraction by the by the Average ONB Closing Price.
     2.04 Exchange Procedures. (a) At and after the Effective Time, each certificate representing shares of Monroe Common Stock shall represent only the right to receive the Merger Consideration in accordance with the terms of this Agreement.
     (b) At or prior to the Effective Time, ONB shall reserve a sufficient number of shares of ONB Common Stock to be issued as part of the Merger Consideration. As promptly as practicable after the Effective Time, but in no event more than five business days thereafter, ONB shall mail to each holder of Monroe Common Stock a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Monroe Common Stock and the issuance of shares of ONB Common Stock in exchange therefor pursuant to the terms of this Agreement.
     (c) ONB shall cause a certificate representing that number of whole shares of ONB Common Stock that each holder of Monroe Common Stock has the right to receive pursuant to Section 2.01 and a check in the amount of any cash in lieu of fractional shares or dividends or distributions which such holder shall be entitled to receive, to be delivered to such shareholder upon delivery to ONB of certificates representing such shares of Monroe Common Stock (“Old Certificates”) (or bond or other indemnity satisfactory to ONB if any of such certificates are lost, stolen or destroyed) owned by such shareholder accompanied by a properly completed and executed letter of transmittal, as in the form and substance satisfactory to ONB. No interest will be paid on any Merger Consideration that any such holder shall be entitled to receive pursuant to this Article II upon such delivery.
     (d) No dividends or other distributions on ONB Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Monroe Common Stock converted in the Merger into the right to receive shares of such ONB Common Stock until the holder thereof surrenders such Old Certificates in accordance with this Section 2.04. After becoming so entitled in accordance with this Section 2.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of ONB Common Stock such holder had the right to receive upon surrender of the Old Certificate.

     (e) The stock transfer books of Monroe shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of Monroe of any shares of Monroe Common Stock. If, after the Effective Time, Old Certificates are presented to ONB, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.04.
     (f) ONB shall be entitled to rely upon Monroe’s stock transfer books to establish the identity of those individuals, partnerships, corporations, trusts, joint ventures, organizations or other entities (each, a “Person”) entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, ONB shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved from any and all liability with respect to any claims thereto.
     (g) If any Old Certificate shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen, or destroyed and, if required by ONB, the posting by such Person of a bond or other indemnity satisfactory to ONB as indemnity against any claim that may be made against it with respect to such Old Certificate, ONB will issue in exchange for such lost, stolen, or destroyed Old Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.01 hereof.
     (h) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Monroe Common Stock that are held as treasury stock of Monroe or owned by ONB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be cancelled and shall cease to exist and no stock of Monroe or other consideration shall be exchanged therefor.
     (i) Notwithstanding the foregoing, no party hereto shall be liable to any former holder of Monroe Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
     2.05 Anti-Dilution Adjustments. If ONB changes (or establish a record date for changing) the number of shares of ONB Common Stock issued and outstanding prior to the Effective Time by way of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding ONB Common Stock, and the record date therefor shall be prior to the Effective Time, (a) the Exchange Ratio shall be adjusted so the shareholders of Monroe at the Effective Time shall receive, in the aggregate, such number of shares of ONB Common Stock representing the same percentage of outstanding shares of ONB Common Stock as would have been represented by the number of shares of ONB Common Stock the shareholders of Monroe would have received if any of the foregoing actions had not occurred and (b) the Threshold Price Per Share of ONB common stock in Section 2.02(a) hereof shall also be adjusted to give effect to the stock dividend, stock split or other recapitalization causing the Exchange Ratio to be adjusted. No adjustment shall be made under this Section 2.05 solely as a result of ONB issuing additional shares of ONB Common Stock provided it receives fair market value consideration for such shares or such shares are issued in connection with the ONB Plans (as hereinafter defined).
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF MONROE
     On or prior to the date hereof, Monroe has delivered to ONB a schedule (the “Monroe Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of its covenants contained in Article V.
     For the purpose of this Agreement, and in relation to Monroe, a “Material Adverse Effect” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, conditions (financial or otherwise), value or business of Monroe and its Subsidiaries (as such term is defined below) taken as a whole, or (ii) would materially impair the ability of Monroe to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or their holding companies or interpretations thereof by courts or governmental authorities, (b) GAAP or regulatory accounting requirements applicable to banks or their holding companies generally, (c) effects of any action or omission taken with the prior written consent of ONB, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, (e) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of Monroe and its Subsidiaries, and (f) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided, that in no event shall a change in the trading price of the shares of Monroe Common Stock, by itself, be considered to constitute a Material Adverse Effect on Monroe and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect); and provided, further, that without regard to any other provision of this Agreement, and without limiting other events or circumstances that may constitute a “Material Adverse Effect”, a “Material Adverse Effect” shall be deemed to have occurred in the event of the imposition of a formal regulatory enforcement action against Monroe or Monroe Bank following the date of this Agreement.
     For the purpose of this Agreement, and in relation to Monroe and its Subsidiaries, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of Monroe and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to Monroe, its “Subsidiaries” shall mean any entity which is required to be consolidated with Monroe for financial reporting purposes pursuant to United States generally accepted accounting principles (“GAAP”).

     Accordingly, Monroe hereby represents and warrants to ONB as follows, except as set forth in its Disclosure Schedule:
     3.01 Organization and Authority. (a) Monroe is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. Monroe has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Monroe has previously provided ONB with a complete list of its Subsidiaries. Except for its Subsidiaries, Monroe owns no voting stock or equity securities of any corporation, partnership, association or other entity.
     (b) Monroe Bank is a bank chartered and existing under the laws of the State of Indiana. Monroe Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth in the Monroe Disclosure Schedule, Monroe Bank owns no voting stock or equity securities of any corporation, partnership, association or other entity.
     (c) Each of Monroe’s Subsidiaries other than Monroe Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
     3.02 Authorization. (a) Monroe has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.02(e) and (f) hereof. As of the date hereof, Monroe is not aware of any reason why the approvals set forth in Section 7.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by Monroe have been duly authorized and approved by the Board of Directors of Monroe and, assuming due execution and delivery by ONB, constitutes a valid and binding obligation of Monroe, subject to the fulfillment of the conditions precedent set forth in Section 7.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.
     (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of Monroe or the charter documents of any of Monroe’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Monroe or any of its Subsidiaries is a party or by which Monroe or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than ONB) or any other adverse interest, upon any right, property or asset of Monroe or any of its Subsidiaries which would be material to Monroe; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Monroe or any of its Subsidiaries is bound or with respect to which Monroe or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.
     (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by Monroe.
     3.03 Capitalization. (a) The authorized capital stock of Monroe as of the date hereof consists, and at the Effective Time will consist, of 18,000,000 shares of Monroe Common Stock, 6,229,778 shares of which shares are issued and outstanding as of the date hereof. Additionally, options to purchase 5,500 shares of Monroe Common Stock are outstanding under the 1999 Directors’ Stock Option Plan (the “Director Option Plan”), and 257,000 options to purchase shares of Monroe Common Stock are outstanding under the 1999 Management Stock Option Plan (the “Management Option Plan”). Such issued and outstanding shares of Monroe Common Stock have been duly and validly authorized by all necessary corporate action of Monroe, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Monroe shareholder. Except as set forth in the Monroe Disclosure Schedule, Monroe has no capital stock authorized, issued or outstanding other than as described in this Section 3.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Monroe Common Stock. Each share of Monroe Common Stock is entitled to one vote per share. A description of the Monroe Common Stock is contained in the Articles of Incorporation of Monroe.
     (b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Monroe are owned by Monroe free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.
     (c) Except as set forth in the Monroe Disclosure Schedule, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Monroe Common Stock or any of Monroe’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Monroe or its Subsidiaries, by which Monroe is or may become bound. Monroe does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Monroe Common Stock. To the knowledge of Monroe, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of Monroe or its Subsidiaries.

     (d) Except as disclosed in its public filings with the Securities and Exchange Commission (“SEC”), Monroe has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (the “1934 Act”)) 5% or more of the outstanding shares of Monroe Common Stock.
     3.04 Organizational Documents. The Articles of Incorporation and By-Laws of Monroe and any similar governing documents for each of Monroe’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.
     3.05 Compliance with Law. (a) None of Monroe or any of its Subsidiaries is currently in violation of, and since January 1, 2007, none has been in violation of, any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body (collectively, the “Law”), except where such violation would not have a Material Adverse Effect. Monroe and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.
     (b) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Monroe has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Disclosure Schedule sets forth, as of the date hereof, a schedule of all officers and directors of Monroe who have outstanding loans from Monroe or any of its Subsidiaries, and there has been no default on, or forgiveness or waiver of, in whole or in part, any such loan during the two (2) years immediately preceding the date hereof.
     (c) All of the existing offices and branches of Monroe Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect. Monroe Bank has no approved but unopened offices or branches.
     3.06 Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty or other statement made, or any information provided, by Monroe in this Agreement or, in the Monroe Disclosure Schedule (and any update thereto) or provided by Monroe to ONB and in the course of ONB’s due diligence investigation, and no written information which has been or shall be supplied by Monroe with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to Monroe’s or ONB’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by Monroe with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by ONB specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.
     3.07 Litigation and Pending Proceedings. Except as disclosed in its SEC Reports as of the date of this Agreement or set forth in the Monroe Disclosure Schedule:
     (a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on Monroe, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against Monroe or any of its Subsidiaries or, to the knowledge of Monroe or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against Monroe or any of its Subsidiaries. Monroe does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against Monroe or any of its Subsidiaries.
     (b) Neither Monroe nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of Monroe, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of Monroe, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.
     3.08 Financial Statements and Reports. (a) Monroe has delivered to ONB copies of the following financial statements and reports of Monroe and its Subsidiaries, including the notes thereto (collectively, the “Monroe Financial Statements”):
     (i) Consolidated Balance Sheets and the related Consolidated Statements of Earnings and Consolidated Statements of Changes in Shareholders’ Equity of Monroe as of and for the fiscal years ended December 31, 2009, 2008 and 2007, and as of and for the six months ended June 30, 2010;
     (ii) Consolidated Statements of Cash Flows of Monroe for the fiscal years ended December 31, 2009, 2008 and 2007, and as of and for the six months ended June 30, 2010; and
     (iii) Call Reports (“Call Reports”) for Monroe Bank as of the close of business on December 31, 2009, 2008 and 2007, and for the six months ended June 30, 2010.
     (b) The Monroe Financial Statements present fairly in all material respects the consolidated financial position of Monroe as of and at the dates shown and the consolidated results of operations, cash flows and changes in shareholders’ equity for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of Monroe and its Subsidiaries. The Monroe Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.
     (c) Since June 30, 2010 on a consolidated basis Monroe and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.
          3.09 Material Contracts. (a) Except for contracts reflected as exhibits to its reports and other documents required to be filed under the 1934 Act and the Securities Act of 1933 (the “1933 Act”) (collectively, the “SEC Reports”), including Monroe’s Annual Report on Form 10-K for the year ended December 31, 2009, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, or as set forth in the Monroe Disclosure Schedule, as of the date of this Agreement, neither Monroe nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any contract relating to the borrowing of money by Monroe or any of its Subsidiaries or the guarantee by Monroe or any of its Subsidiaries of any such obligation (other than contracts pertaining to fully-secured repurchase agreements, and trade payables, and contracts relating to borrowings or guarantees made in the ordinary course of business), (ii) any contract containing covenants that limit the ability of Monroe or any of its Subsidiaries to compete in any line of business or with any Person, or to hire or engage the services of any Person, or that involve any restriction of the geographic area in which, or method by which, Monroe or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority) (as each are hereinafter defined), or any contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such contract with respect to the subject matter of such contract, (iii) any contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to Monroe or any of its Subsidiaries, (iv) any other contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act) that has not been filed as an exhibit to or incorporated by reference in Monroe’s SEC Reports filed prior to the date of this Agreement, (v) any lease of real or personal property providing for annual lease payments by or to Monroe or its Subsidiaries in excess of $100,000 per annum other than financing leases entered into in the ordinary course of business in which Monroe or any of its Subsidiaries is the lessor, or (vi) any contract that involves expenditures or receipts of Monroe or any of its Subsidiaries in excess of $100,000 per year not entered into in the ordinary course of business consistent with past practice. The contracts of the type described in the preceding sentence, whether or not in effect as of the date of this Agreement, shall be deemed “Material Contracts” hereunder. With respect to each of Monroe’s Material Contracts (i) that is reflected as an exhibit to any SEC Report, (ii) would be required under Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act to be filed as an exhibit to any of its SEC Reports or (iii) that is disclosed in the Monroe Disclosure Schedule, or would be required to be so disclosed if in effect on the date of this Agreement: (A) each such Material Contract is in full force and effect; (B) neither Monroe nor any of its Subsidiaries is in material default thereunder with respect to each Material Contract, as such term or concept is defined in each such Material Contract; (C) neither Monroe nor any of its Subsidiaries has repudiated or waived any material provision of any such Material Contract; and (D) no other party to any such Material Contract is, to

Monroe’s knowledge, in material default in any material respect. True copies of all Material Contracts, including all amendments and supplements thereto, that are not filed as exhibits to SEC Reports are attached to the Monroe Disclosure Schedule.
     (b) Neither Monroe nor any of its Subsidiaries have entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts, or other similar risk management arrangements, whether entered into for Monroe’s own account or for the account of one or more of its Subsidiaries or their respective customers.
     3.10 Absence of Undisclosed Liabilities. Except as provided in the Monroe Financial Statements or in the Monroe Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of Monroe’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of Monroe or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $75,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate of the amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of Monroe or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.
     3.11 Title to Properties. Except as described in this Section 3.11 or the Monroe Disclosure Schedule:
     (a) Monroe or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the Monroe Financial Statements as of June 30, 2010; good and marketable title to all personal property reflected in the Monroe Financial Statements as of June 30, 2010, other than personal property disposed of in the ordinary course of business since June 30, 2010; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Monroe or any of its Subsidiaries purports to own or which Monroe or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2010. All of such properties and assets are owned by Monroe or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Monroe Disclosure Schedule; (ii) as specifically noted in reasonable detail in the Monroe Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Monroe on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to the knowledge of Monroe, leased by Monroe or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. To Monroe’s knowledge, all real property, machinery, equipment, furniture and fixtures owned or leased by Monroe or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.
     (b) With respect to all real property presently or formerly owned, leased or used by Monroe or any of its Subsidiaries, Monroe, its Subsidiaries and to Monroe’s knowledge each of the prior owners, have conducted their respective business in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corps of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now or at any time thereafter in effect (collectively, “Environmental Laws”). There are no pending or, to the knowledge of Monroe, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Monroe or any of its Subsidiaries with respect to the Environmental Laws, and to Monroe’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of Monroe or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To Monroe’s knowledge, neither Monroe nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To Monroe’s knowledge, neither Monroe nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.
     3.12 Loans and Investments. (a) Monroe has provided ONB with a list of each loan by Monroe Bank that has been classified by regulatory examiners or management as “Other Loans Specially Mentioned,” “Substandard,” “Doubtful” or “Loss” or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability as of August 31, 2010. The most recent loan watch list of Monroe Bank and a list of all loans which have been determined to be thirty (30) days or more past due with respect to principal or interest payments or has been placed on nonaccrual status has also been provided by Monroe to ONB.
     (b) All loans reflected in the Monroe Financial Statements as of June 30, 2010, and which have been made, extended, renewed, restructured, approved, amended or acquired since June 30, 2010: (i) have been made for good, valuable and adequate consideration in the ordinary course of business; (ii) constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors’ rights; (iii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iv) are secured by perfected security interests or recorded mortgages naming Monroe Bank or a Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).
     (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Monroe Financial Statements are, in the judgment of management of Monroe, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.
     (d) Except as set forth in the Monroe Disclosure Schedule, none of the investments reflected in the Monroe Financial Statements as of and for the period ended June 30, 2010, and none of the investments made by any Subsidiary of Monroe since June 30, 2010 are subject to any restriction, whether contractual or statutory, which materially impairs the ability of such Subsidiary to dispose freely of such investment at any time. Neither Monroe nor any of its Subsidiaries is a party to any repurchase agreements with respect to securities.
     (e) Except as set forth in the Monroe Disclosure Schedule, and except for customer deposits, ordinary trade payables, and Federal Home Loan Bank borrowings, neither Monroe nor any of its Subsidiaries has, and none will have at the Effective Time, any indebtedness for borrowed money.
     3.13 No Shareholder Rights Plan. Monroe has no shareholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Monroe or which reasonably could be considered an anti-takeover mechanism.

     3.14 Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), sponsored or otherwise maintained by any member of a controlled group of corporations under Code Section 414(b) of which Monroe is or was a member, and any trade or business (whether or not incorporated) which is or was under common control with Monroe under Code Section 414(c), and all other entities which together with Monroe are or were prior to the date hereof treated as a single employer under Code Section 414(m) or 414(o) (an “ERISA Affiliate”), whether written or oral, in which Monroe or any ERISA Affiliate participates as a participating employer, or to which Monroe or any ERISA Affiliate contributes, or any nonqualified employee benefit plans or deferred compensation, bonus, stock, performance share, phantom stock or incentive plans or arrangements, or other employee benefit or fringe benefit programs for the benefit of former or current employees or directors (or their beneficiaries or dependents) of Monroe or any ERISA Affiliate, and including any such plans which have been terminated, merged into another plan, frozen or discontinued since January 1, 2004 (individually, “Monroe Plan” and collectively, “Monroe Plans”), represents and warrants, except as set forth in the Monroe Disclosure Schedule:
     (i) All such Monroe Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with their respective terms and with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including without limitation, ERISA and the Department of Labor (“Department”) Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.
     (ii) All Monroe Plans intended to constitute tax-qualified plans under Code Section 401(a) have complied since their adoption or have been timely amended to comply in all material respects with all applicable requirements of the Code and the Treasury Regulations and each such Plan has received a determination letter from the Internal Revenue Service upon which Monroe may rely regarding the tax qualified status under the Code.
     (iii) All Monroe Plans that provide for payments of “nonqualified deferred compensation” (as defined in Code Section 409A(d)(1)) have been (A) operated in good faith compliance with the applicable requirements of Code Section 409A and applicable guidance thereunder since January 1, 2007, and (B) amended to comply in written form with Code Section 409A and the Treasury Regulations promulgated thereunder.
     (iv) All options to purchase shares of Monroe Common Stock were granted with a per share exercise price that was not less than the “fair market value” of Monroe Common Stock on the date of such grant, as determined in accordance with the terms of the applicable Monroe Plan (the “Monroe Stock Options”). All Monroe Stock Options have been properly accounted for in accordance with GAAP, and no change is expected in respect of any prior financial statements relating to expenses for stock-based compensation. There is no pending audit, investigation or inquiry by any governmental agency or authority or by Monroe (directly or indirectly) with respect to Monroe’s stock option granting practices or other equity compensation practices. The grant date of each

Monroe Stock Option is on or after the date on which such grant was authorized by the Board of Directors of Monroe or the compensation committee thereof.
     (v) Except for the Monroe Employee Stock Ownership Plan (the “Monroe ESOP”), no Monroe Plan (or its related trust) holds any stock or other securities of Monroe.
     (vi) Neither Monroe, an ERISA Affiliate nor any fiduciary as defined in ERISA Section 3(21)(A) of a Monroe Plan has engaged in any transaction that may subject Monroe, any ERISA Affiliate or any Monroe Plan to a civil penalty imposed by ERISA Section 502 or any other provision of ERISA or excise taxes under Code Section 4971, 4975, 4976, 4977, 4979 or 4980B.
     (vii) All obligations required to be performed by Monroe or any ERISA Affiliate under any provision of any Monroe Plan have been performed by it in all material respects and, to Monroe’s knowledge, neither Monroe nor any ERISA Affiliate is in default under or in violation of any provision of any Monroe Plan.
     (viii) All required reports and descriptions for the Monroe Plans have been timely filed and distributed to participants and beneficiaries, and all notices required by ERISA or the Code with respect to all Monroe Plans have been proper as to form and timely given.
     (ix) No event has occurred which would constitute grounds for an enforcement action by any party under Part 5 of Title I of ERISA with respect to any Monroe Plan.
     (x) There are no examinations, audits, enforcement actions or proceedings, or any other investigations, pending, threatened or currently in process by any governmental agency involving any Monroe Plan.
     (xi) There are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened against Monroe or any ERISA Affiliate in connection with any Monroe Plan or the assets of any Monroe Plan.
     (xii) Any Monroe Plan may be amended and terminated at any time without any Material Adverse Effect and these rights have always been maintained by Monroe and its ERISA Affiliates.
     (b) Monroe has provided or made available to ONB true, accurate and complete copies and, in the case of any plan or program which has not been reduced to writing, a materially complete summary, of all of the following, as applicable:
     (i) Pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option, restricted stock, restricted stock unit, phantom stock, performance share and stock appreciation right plans, all amendments thereto, and, if required under the reporting and disclosure requirements of ERISA, all summary plan descriptions thereof (including any modifications thereto);

     (ii) All employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining, agreements, arrangements or understandings;
     (iii) All executive and other incentive compensation plans, programs and agreements;
     (iv) All group insurance, medical and prescription drug arrangements, policies or plans;
     (v) All other incentive, welfare or employee benefit plans, understandings, arrangements or agreements, maintained or sponsored, participated in, or contributed to by Monroe for its current or former directors, officers or employees;
     (vi) All reports filed with the Internal Revenue Service or the Department within the preceding three years by Monroe or any ERISA Affiliate with respect to any Monroe Plan;
     (vii) All current participants in such plans and programs and all participants with benefit entitlements under such plans and programs; and
     (viii) Valuations or allocation reports for any defined contribution and defined benefit plans as of the most recent allocation and valuation dates.
     (c) Except as set forth on the Monroe Disclosure Schedule, no current or former director, officer or employee of Monroe or any ERISA Affiliate (i) is entitled to or may become entitled to any benefit under any welfare benefit plans (as defined in ERISA Section 3(1)) after termination of employment with Monroe or any ERISA Affiliate, except to the extent such individuals may be entitled to continue their group health care coverage pursuant to Code Section 4980B, or (ii) is currently receiving, or entitled to receive, a disability benefit under a long-term or short-term disability plan maintained by Monroe or an ERISA Affiliate.
     (d) With respect to all group health plans as defined in ERISA Section 607(1), sponsored or maintained by Monroe or any ERISA Affiliate, no director, officer, employee or agent of Monroe or any ERISA Affiliate has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Monroe or any ERISA Affiliate under Code Section 4980B(a), or would cause a penalty to be imposed under ERISA and the regulations promulgated thereunder. With respect to all such plans, all applicable provisions of Code Section 4980B and ERISA Sections 601-606 have been complied with in all material respects by Monroe or any ERISA Affiliate, and all other provisions of ERISA and the regulations promulgated thereunder have been complied with in all material respects.
     (e) Except as otherwise set forth in Monroe’s SEC Reports as of the date of this Agreement or provided in the Monroe Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, commitments or understandings, or any employee benefit or retirement plan or agreement, binding upon Monroe or any ERISA Affiliate and no such agreement, commitment, understanding or plan is under discussion or negotiation by management with any employee or group of employees, any member of management or any other Person.
     (f) Except as otherwise provided in the Monroe Disclosure Schedule, no Voluntary Employees’ Beneficiary Association (“VEBA”), as defined in Code Section 501(c)(9), is sponsored or maintained by Monroe or any ERISA Affiliate.
     (g) Except as otherwise provided in the Monroe Disclosure Schedule or as contemplated in this Agreement, there are no benefits or liabilities under any employee benefit plan or program that will be accelerated or otherwise come due as a result of the transactions contemplated by the terms of this Agreement.
     (h) Except as may be disclosed in the Monroe Disclosure Schedule, Monroe and all ERISA Affiliates are and have been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements.
     (i) All of the Monroe Plans have been funded in accordance with the minimum funding requirements of ERISA Section 302 and Code Section 412, and effective January 1, 2008, ERISA Section 303 and Code Section 430 to the extent applicable, and no funding requirement has been waived, nor does Monroe or any ERISA Affiliate has any liability or potential liability as a result of the underfunding of, or termination of any such plan by Monroe or any ERISA Affiliate.
     (j) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including without limitation any termination of employment relating thereto and occurring prior to, at or following the Effective Time), Monroe, its ERISA Affiliates and their respective successors will not be obligated to make a payment that would be characterized as an “excess parachute payment” to an individual who is a “disqualified individual,” as such terms are defined in Code Section 280G.
     (k) Neither Monroe nor any ERISA Affiliate has made any promises or commitments, whether legally binding or not, to create any new plan, agreement or arrangement, or to modify or change in any material way Monroe Plans.
     3.15 Obligations to Employees. All material obligations and liabilities of and all payments by Monroe or any ERISA Affiliate and all Monroe Plans, whether arising by operation of law, by contract or by past custom, for payments to trusts or other funds, to any government agency or authority or to any present or former director, officer, employee or agent (or his or her heirs, legatees or legal representatives) have been and are being paid to the extent required by applicable law or by the plan, trust, contract or past custom or practice, and adequate actuarial accruals and reserves for such payments have been and are being made by Monroe or an ERISA Affiliate in accordance with GAAP and applicable law applied on a consistent basis and sound actuarial methods with respect to the following: (a) withholding taxes or unemployment compensation; (b) Monroe Plans; (c) employment, salary continuation, consulting, retirement, early retirement, severance or reimbursement; and (d) collective bargaining plans and agreements. All accruals and reserves referred to in this Section 3.15 are correctly and accurately reflected and accounted for in all material respects in the Monroe Financial Statements and the books, statements and records of Monroe.
     3.16 Taxes, Returns and Reports. Except as set forth in the Monroe Disclosure Schedule, each of Monroe and its Subsidiaries has since January 1, 2006 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Monroe has established, and shall establish in the Subsequent Monroe Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the Monroe Financial Statements adequate to cover all of Monroe’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Monroe nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Monroe Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Monroe or its Subsidiaries. To the knowledge of Monroe, neither Monroe nor any of its Subsidiaries is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Monroe or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.
     3.17 Deposit Insurance. The deposits of Monroe Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and Monroe or Monroe Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
     3.18 Insurance. Monroe has provided ONB with a list and, if requested, a true, accurate and complete copy thereof of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Monroe or any of its Subsidiaries on the date hereof or with respect to which Monroe or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.
     3.19 Books and Records. The books and records of Monroe are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of Monroe on a consolidated basis set forth in the Monroe Financial Statements.

     3.20 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of Monroe’s attorneys, accountants and investment bankers, all of which shall be paid by Monroe at or prior to the Effective Time, and except as set forth in the Monroe Disclosure Schedule, no agent, broker or other Person acting on behalf of Monroe or under any authority of Monroe is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.
     3.21 Interim Events. Except as otherwise permitted hereunder, since June 30, 2010, or as set forth in the Disclosure Schedule, neither Monroe nor any of its Subsidiaries has:
     (a) experienced any events, changes, developments or occurrences which have had, or are reasonably likely to have, a Material Adverse Effect on Monroe;
     (b) Suffered any damage, destruction or loss to any of its properties, not fully paid by insurance proceeds, in excess of $100,000 individually or in the aggregate;
     (c) Declared, distributed or paid any dividend or other distribution to its shareholders, except for payment of dividends as permitted by Section 5.03(a)(iii) hereof;
     (d) Repurchased, redeemed or otherwise acquired shares of its common stock, issued any shares of its common stock or stock appreciation rights or sold or agreed to issue or sell any shares of its common stock, including the issuance of any stock options, or any right to purchase or acquire any such stock or any security convertible into such stock or taken any action to reclassify, recapitalize or split its stock;
     (e) Granted or agreed to grant any increase in benefits payable or to become payable under any pension, retirement, profit sharing, health, bonus, insurance or other welfare benefit plan or agreement to employees, officers or directors of Monroe or a Subsidiary;
     (f) Increased the salary of any director, officer or employee, except for normal increases in the ordinary course of business and in accordance with past practices, or entered into any employment contract, indemnity agreement or understanding with any officer or employee or installed any employee welfare, pension, retirement, stock option, stock appreciation, stock dividend, profit sharing or other similar plan or arrangement;
     (g) Leased, sold or otherwise disposed of any of its assets except in the ordinary course of business or leased, purchased or otherwise acquired from third parties any assets except in the ordinary course of business;
     (h) Except for the Merger contemplated by this Agreement, merged, consolidated or sold shares of its common stock, agreed to merge or consolidate with or into any third party, agreed to sell any shares of its common stock or acquired or agreed to acquire any stock, equity interest, assets or business of any third party;
     (i) Incurred, assumed or guaranteed any obligation or liability (fixed or contingent) other than obligations and liabilities incurred in the ordinary course of business;

     (j) Mortgaged, pledged or subjected to a lien, security interest, option or other encumbrance any of its assets except for tax and other liens which arise by operation of law and with respect to which payment is not past due and except for pledges or liens: (i) required to be granted in connection with acceptance by Monroe Bank of government deposits; or (ii) granted in connection with repurchase or reverse repurchase agreements;
     (k) Except as set forth in the Monroe Disclosure Schedule, canceled, released or compromised any loan, debt, obligation, claim or receivable other than in the ordinary course of business;
     (l) Entered into any transaction, contract or commitment other than in the ordinary course of business;
     (m) Agreed to enter into any transaction for the borrowing or loaning of monies, other than in the ordinary course of its lending business; or
     (n) Conducted its business in any manner other than substantially as it was being conducted as of June 30, 2010.
     3.22 Monroe Securities and Exchange Commission Filings. Monroe has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the filings, and no such SEC Reports contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. Monroe has made available to ONB copies of all comment letters received by Monroe from the SEC since January 1, 2006, relating to the SEC Reports, together with all written responses of Monroe thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by Monroe, and to the knowledge of Monroe, none of the SEC Reports is the subject of any ongoing review by the SEC.
     3.23 Insider Transactions. Except as set forth in the Monroe Disclosure Schedule, since December 31, 2006, no officer or director of Monroe or any of its Subsidiaries or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such officer or director has currently, or has had during such time period, any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Monroe or any Subsidiary or in any liability, obligation or indebtedness of Monroe or any Subsidiary, except for deposits of Monroe Bank.
     3.24 Indemnification Agreements. (a) Other than as set forth in the Monroe Disclosure Schedule, neither Monroe nor any of its Subsidiaries is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, shareholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Articles of Incorporation or By-Laws of Monroe or the charter documents of a Subsidiary.

     (b) Since January 1, 2006, no claims have been made against or filed with Monroe or any of its Subsidiaries nor have, to the knowledge of Monroe, any claims been threatened against Monroe or a Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, shareholder, employee or agent of Monroe or any of its Subsidiaries.
     3.25 Shareholder Approval. The affirmative vote of the holders of a majority of the Monroe Common Stock (which are issued and outstanding on the record date relating to the meeting of shareholders contemplated by Section 5.01 of this Agreement) is required for shareholder approval of this Agreement and the Merger.
     3.26 Intellectual Property. (a) Monroe and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all material Intellectual Property (as such term is defined below) that is used by Monroe or its Subsidiaries in their respective businesses as currently conducted. Neither Monroe nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any third party or (B) entered into any exclusive agreements relating to Intellectual Property owned by it.
     (b) Monroe and its Subsidiaries have not infringed or otherwise violated any material Intellectual Property rights of any third party since January 1, 2007. There is no claim asserted, or to the knowledge of Monroe threatened, against Monroe and/or its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.
     (c) To the knowledge of Monroe, no third party has infringed, misappropriated or otherwise violated Monroe or its Subsidiaries’ Intellectual Property rights since January 1, 2006. There are no claims asserted or threatened by Monroe or its Subsidiaries, nor has Monroe or its Subsidiaries decided to assert or threaten a claim, that (i) a third party infringed or otherwise violated any of their Intellectual Property rights; or (ii) a third party’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.
     (d) Monroe and its Subsidiaries have taken reasonable measures to protect the confidentiality of all trade secrets that are owned, used or held by them.
     (e) For purposes of this Agreement, “Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.
     3.27 Community Reinvestment Act. Monroe Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

     3.28 Bank Secrecy Act. Neither Monroe nor Monroe Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
     3.29 Agreements with Regulatory Agencies. Except as set forth in the Monroe Disclosure Schedule, neither Monroe nor any of its Subsidiaries is subject to any cease-and-desist, consent order or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2007, a recipient of any supervisory letter from, or since January 1, 2007, has adopted any policies, procedures or board resolutions at the request or suggestion of any regulatory agency or other governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, other than those of general application that apply to similarly situated bank holding companies or their subsidiaries, whether or not set forth in the Monroe Disclosure Schedule (a “Monroe Regulatory Agreement”), nor has Monroe or any of its Subsidiaries been advised since January 1, 2007, by any regulatory agency or other governmental entity that it is considering issuing, initiating, ordering, or requesting any such Monroe Regulatory Agreement. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of Monroe or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to Monroe or any of its Subsidiaries.
     3.30 Internal Controls. (a) None of Monroe or its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of it or its Subsidiaries or accountants except as would not, individually or in the aggregate, reasonably be expected to result in a materially adverse effect on the system of internal accounting controls described in the next sentence. Monroe and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.
     (b) Monroe (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Monroe including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Monroe by others within those entities, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Monroe’s outside auditors and the audit committee of Monroe’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Monroe’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Monroe’s internal controls over financial reporting. These disclosures were made in writing by management to Monroe’s auditors and audit committee and a copy has previously been made available to ONB. As of the date hereof, there is no reason to believe that its outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
     (c) Since December 31, 2009, (i) through the date hereof, neither Monroe nor any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Monroe or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Monroe or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Monroe or any of its Subsidiaries, whether or not employed by Monroe or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Monroe or any of its officers, directors, employees or agents to the Board of Directors of Monroe or any committee thereof or to any director or officer of Monroe.
     3.31 Fiduciary Accounts. Monroe and each of its Subsidiaries has properly administered in all material respects all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. Neither Monroe nor any of its Subsidiaries, nor any of their respective directors, officers or employees, has committed any breach of trust to Monroe’s knowledge with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.
     3.32 Opinion of Financial Advisor. The Board of Directors of Monroe, at a duly constituted and held meeting at which a quorum was present throughout, has been informed orally by Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), that the Exchange Ratio is fair to the shareholders of Monroe from a financial point of view.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF ONB
     On or prior to the date hereof, ONB has delivered to Monroe a schedule (the “ONB Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of its covenants contained in Article VI.

     For the purpose of this Agreement, and in relation to ONB and its Subsidiaries (as such term is defined below), a “Material Adverse Effect on ONB” means any effect that (i) is material and adverse to the results of operations, properties, assets, liabilities, condition (financial or otherwise), value or business of ONB and its Subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability to banks or savings associations or their holding companies or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting requirements applicable to banks, savings associations, or their holding companies generally, (c) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of ONB and its Subsidiaries, (d) changes resulting from expenses (such as legal, accounting and investment bankers’ fees) incurred in connection with this Agreement or the transactions contemplated herein, and (e) the occurrence of any military or terrorist attack within the United States or any of its possessions or offices; provided that in no event shall a change in the trading price of the shares of ONB Common Stock, by itself, be considered to constitute a Material Adverse Effect on ONB and its Subsidiaries taken as a whole (it being understood that the foregoing proviso shall not prevent or otherwise affect a determination that any effect underlying such decline has resulted in a Material Adverse Effect).
     For the purpose of this Agreement, and in relation to ONB, “knowledge” means those facts that are known or should have been known after due inquiry by the directors and executive officers of ONB and its Subsidiaries. Additionally, for the purpose of this Agreement, and in relation to ONB, its “Subsidiaries” shall mean any entity which is required to be consolidated with ONB for financial reporting purposes pursuant to GAAP.
     Accordingly, ONB represents and warrants to Monroe as follows, except as set forth in the ONB Disclosure Schedule:
     4.01 Organization and Authority. (a) ONB is a corporation duly organized and validly existing under the laws of the state of Indiana and is a registered bank holding company under the BHC Act. ONB has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. ONB has previously provided Monroe with a complete list of its Subsidiaries. Except for its Subsidiaries, ONB owns no voting stock or equity securities of any corporation, partnership, association or other entity.
     (b) Old National Bank is a national bank chartered and existing under the laws of the United States. Old National Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Except as set forth on the list previously provided to Monroe, Old National Bank has no subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

     (c) Each of ONB’s Subsidiaries other than Old National Bank is duly organized and validly existing under the laws of its jurisdiction of organization, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.
     4.02 Authorization. (a) ONB has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Sections 7.01(e) and (f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 7.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(e). This Agreement and its execution and delivery by ONB have been duly authorized and approved by the Board of Directors of ONB and, assuming due execution and delivery by Monroe, constitutes a valid and binding obligation of ONB, subject to the fulfillment of the conditions precedent set forth in Section 7.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors’ rights.
     (b) Neither the execution of this Agreement nor consummation of the Merger contemplated hereby: (i) conflicts with or violates the Articles of Incorporation or By-Laws of ONB or the charter documents of any of ONB’s Subsidiaries; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Merger are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which ONB or any of its Subsidiaries is a party or by which ONB or any of its Subsidiaries is subject or bound; (iv) results in the creation of or gives any Person the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Monroe) or any other adverse interest, upon any right, property or asset of ONB or any of its Subsidiaries which would be material to ONB; or (v) terminates or gives any Person the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB or any of its Subsidiaries is bound or with respect to which ONB or any of its Subsidiaries is to perform any duties or obligations or receive any rights or benefits.
     (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, antitrust and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Merger by ONB.

     4.03 Capitalization. (a) The authorized capital stock of ONB consists of (i) One Hundred Fifty Million (150,000,000) shares of ONB Common Stock, of which, as of December 31, 2009, approximately Eighty-Seven Million One Hundred Eighty-Two Thousand (87,182,000) shares were issued and outstanding, and (ii) Two Million (2,000,000) shares of preferred stock, of which none are issued and outstanding. All of the issued and outstanding shares of ONB Common Stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. Except as set forth in the ONB Disclosure Schedule, ONB has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of ONB Common Stock. Each share of ONB Common Stock is entitled to one vote per share. A description of the ONB Common Stock is contained in the Articles of Incorporation of ONB.
     (b) Subject to 12 U.S.C. § 55, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of ONB are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other Person with respect thereto.
     (c) Except as set forth in the ONB Disclosure Schedule or as disclosed in its SEC Reports, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of ONB Common Stock or any of ONB’s Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of ONB or its Subsidiaries, by which ONB is or may become bound. ONB does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of ONB Common Stock. To the knowledge of ONB, there are no voting trusts, voting arrangements, buy-sell agreements or similar arrangements affecting the capital stock of ONB or its Subsidiaries.
     (d) Except as disclosed in its SEC Reports, ONB has no knowledge of any Person which beneficially owns (as defined in Rule 13d-3 under the 1934 Act) 5% or more of its outstanding shares of common stock.
     4.04 Organizational Documents. The Articles of Incorporation and By-Laws of ONB and the charter documents for each of ONB’s Subsidiaries, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to Monroe.
     4.05 Compliance with Law. (a) None of ONB or any of its Subsidiaries is currently in violation of, and since January 1, 2007, none has been in violation of, of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, and none is in violation of any order, injunction, judgment, writ or decree of any court or government agency or body, except where such violation would not have a Material Adverse Effect on ONB. ONB and its Subsidiaries possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, except where the failure to possess and hold the same would not have a Material Adverse Effect on ONB.
     (b) Set forth on the ONB Disclosure Schedule is a list of all agreements, understandings and commitments with, and all orders and directives of, all government regulatory agencies or authorities with respect to the financial condition, results of operations, business, assets or capital of ONB or its Subsidiaries which presently are binding upon or require action by, or at any time during the last five (5) years have been binding upon or have required action by, ONB or its Subsidiaries, and all documents relating thereto have been made available to Monroe, including, without limitation, all correspondence, written communications and written commitments related thereto. There are no refunds or restitutions required to be paid as a result of any criticism of any regulatory agency or body cited in any examination report of ONB or any of its Subsidiaries as a result of an examination by any regulatory agency or body, or set forth in any accountant’s or auditor’s report to ONB or any of its Subsidiaries.
     (c) Since the enactment of the Sarbanes-Oxley Act, ONB has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.
     (d) All of the existing offices and branches of Old National Bank have been legally authorized and established in accordance with all applicable federal, state and local laws, statutes, regulations, rules, ordinances, orders, restrictions and requirements, except such as would not have a Material Adverse Effect on ONB. Old National Bank has no approved but unopened offices or branches.
     4.06 Accuracy of Statements Made and Materials Provided to Monroe. No representation, warranty or other statement made, or any information provided, by ONB in this Agreement or, in the ONB Disclosure Schedule (and any update thereto), or provided by ONB to Monroe in the course of Monroe’s due diligence investigation and no written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus relating to the Merger, contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is first mailed to ONB’s or Monroe’s shareholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading, except that no representation or warranty has been made by ONB with respect to statements made or incorporated by reference in the Form S-4 or the proxy statement-prospectus therein based on information supplied by Monroe specifically for inclusion or incorporation by reference in the Form S-4 or the proxy statement-prospectus therein.
     4.07 Litigation and Pending Proceedings. Except as set forth in the ONB Disclosure Schedule:
     (a) Except for lawsuits involving collection of delinquent accounts and lawsuits which would not have a Material Adverse Effect on ONB, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending and served against ONB or any of its Subsidiaries or, to the knowledge of ONB or any of its Subsidiaries, threatened in any court or before any government agency or authority, arbitration panel or otherwise against ONB or any of its Subsidiaries. ONB does not have knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation against ONB or any of its Subsidiaries.
     (b) Neither ONB nor any of its Subsidiaries is: (i) subject to any material outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the knowledge of ONB, under governmental investigation with respect to, any actual or alleged material violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any material pending or, to the knowledge of ONB, threatened proceeding by any government regulatory agency or authority having jurisdiction over their respective business, assets, capital, properties or operations.
     4.08 Financial Statements and Reports. (a) ONB has delivered to Monroe copies of the following financial statements and reports of ONB and its Subsidiaries, including the notes thereto (collectively, the “ONB Financial Statements”):
     (i) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders’ Equity of ONB as of and for the fiscal years ended December 31, 2009, 2008 and 2007, and as of and for the six months ended June 30, 2010;
     (ii) Consolidated Statements of Cash Flows of ONB for the fiscal years ended December 31, 2009, 2008 and 2007, and as of and for the six months ended June 30, 2010;
     (iii) Call Reports (“Call Reports”) for Old National Bank as of the close of business on December 31, 2009, 2008 and 2006, and for the six months ended June 30, 2010;
     (b) The ONB Financial Statements present fairly the consolidated financial position of ONB as of and at the dates shown and the consolidated results of operations for the periods covered thereby and are complete, correct, represent bona fide transactions, and have been prepared from the books and records of ONB and its Subsidiaries. The ONB Financial Statements described in clauses (i) and (ii) above for completed fiscal years are audited financial statements and have been prepared in conformance with GAAP, except as may otherwise be indicated in any accountants’ notes or reports with respect to such financial statements.
     (c) Since June 30, 2010 on a consolidated basis ONB and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.
     4.09 Absence of Undisclosed Liabilities. Except as provided in the ONB Financial Statements or in the ONB Disclosure Schedule, and except for unfunded loan commitments and obligations on letters of credit to customers of ONB’s Subsidiaries made in the ordinary course of business, except for trade payables incurred in the ordinary course of such Subsidiaries’ business, and except for the transactions contemplated by this Agreement and obligations for services rendered pursuant thereto, or any other transactions which would not result in a material liability, none of ONB or any of its Subsidiaries has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $1,000,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, except where the aggregate amount due under such obligations, agreements, contracts, commitments, liabilities, leases or licenses would not have a Material Adverse Effect, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license. None of ONB or any of its Subsidiaries is delinquent in the payment of any amount due pursuant to any trade payable in any material respect, and each has properly accrued for such payables in accordance with GAAP, except where the failure to so accrue would not constitute a Material Adverse Effect.
     4.10 Title to Properties. (a) Except as described in this Section 4.10 or the ONB Disclosure Schedule, ONB or one of its Subsidiaries, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected in the ONB Financial Statements as of June 30, 2010; good and marketable title to all personal property reflected in the ONB Financial Statements as of June 30, 2010, other than personal property disposed of in the ordinary course of business since June 30, 2010; good and marketable title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which ONB or any of its Subsidiaries purports to own or which ONB or any of its Subsidiaries uses in its respective business and which are in either case material to its respective business; good and marketable title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in its respective business to the extent material thereto; and good and marketable title to all material property and assets acquired and not disposed of or leased since June 30, 2010. All of such properties and assets are owned by ONB or its Subsidiaries free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, options, security, interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the ONB Disclosure Schedule; (ii) as specifically noted in reasonable detail in the ONB Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to ONB on a consolidated basis and which do not detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or otherwise materially impair the use thereof for the purposes for which they are held or used. All real property owned or, to ONB’s knowledge, leased by ONB or its Subsidiaries is in compliance in all material respects with all applicable zoning and land use laws. All real property, machinery, equipment, furniture and fixtures owned or leased by ONB or its Subsidiaries that is material to their respective businesses is structurally sound, in good operating condition (ordinary wear and tear excepted) and has been and is being maintained and repaired in the ordinary condition of business.
     (b) With respect to all real property presently or formerly owned, leased or used by ONB or any of its Subsidiaries, to ONB’s knowledge, ONB, its Subsidiaries and each of the prior owners, have conducted their respective business in compliance with the Environmental Laws. There are no pending or, to the knowledge of ONB, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against ONB or any of its Subsidiaries with respect to the Environmental Laws, and to ONB’s knowledge there is no reasonable basis or grounds for any such claim, action or proceeding. No environmental clearances are required for the conduct of the business of ONB or any of its Subsidiaries as currently conducted or the consummation of the Merger contemplated hereby. To ONB’s knowledge, neither ONB nor any of its Subsidiaries is the owner, or has been in the chain of title or the operator or lessee, of any property on which any substances have been used, stored, deposited, treated, recycled or disposed of, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs, or any other remedial action under any Environmental Law. To ONB’s knowledge, neither ONB nor any of its Subsidiaries has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.
     4.11 Adequacy of Reserves. The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the ONB Financial Statements are, in the judgment of management of ONB, adequate in all material respects under the requirements of GAAP to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.
     4.12 Employee Benefit Plans. With respect to the employee benefit plans, as defined in Section 3(3) of the ERISA, sponsored or otherwise maintained by ONB or any of its Subsidiaries which are intended to be tax-qualified under Section 401(a) of the Code (collectively, “ONB Plans”), all such ONB Plans have, on a continuous basis since their adoption, been, in all material respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA and the Department Regulations promulgated thereunder and the Code and Treasury Regulations promulgated thereunder.
     4.13 Taxes, Returns and Reports. Except as set forth in the ONB Disclosure Schedule, each of ONB and its Subsidiaries has since January 1, 2006 (a) duly and timely filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all material respects; (b) paid or otherwise adequately reserved in accordance with GAAP for all taxes, assessments and other governmental charges due or claimed to be due upon it or any of its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in the Subsequent ONB Financial Statements (as hereinafter defined), in accordance with GAAP, a reserve for taxes in the ONB Financial Statements adequate to cover all of ONB’s and its Subsidiaries tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither ONB nor any of its Subsidiaries has, nor will any of them have, any liability for material taxes of any nature for or with respect to the operation of its business, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent ONB Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of ONB or its Subsidiaries, except as set forth on the ONB Disclosure Schedule. Except as set forth on the ONB Disclosure Schedule, to the knowledge of ONB, neither ONB nor any of its

Subsidiaries is currently under audit by any state or federal taxing authority. Except as set forth on the ONB Disclosure Schedule, no federal, state or local tax returns of ONB or any of its Subsidiaries have been audited by any taxing authority during the past five (5) years.
     4.14 Deposit Insurance. The deposits of Old National Bank are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act, as amended, to the fullest extent provided by applicable law and ONB or Old National Bank has paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.
     4.15 Insurance. ONB has provided Monroe with a list and, if requested, a true, accurate and complete copy thereof, of all policies of insurance (including, without limitation, bankers’ blanket bond, directors’ and officers’ liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by ONB or any of its Subsidiaries on the date hereof or with respect to which ONB or any of its Subsidiaries pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due.
     4.16 Books and Records. The books and records of ONB are, in all material respects, complete, correct and accurately reflect the basis for the financial condition, results of operations, business, assets and capital of ONB on a consolidated basis set forth in the ONB Financial Statements.
     4.17 Broker’s, Finder’s or Other Fees. Except for reasonable fees and expenses of ONB’s attorneys, accountants and investment bankers, all of which shall be paid by ONB at or prior to the Effective Time, and except as set forth in the ONB Disclosure Schedule, no agent, broker or other Person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker’s or finder’s fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Merger contemplated hereby.
     4.18 ONB Securities and Exchange Commission Filings. ONB has filed all SEC Reports required to be filed by it. All such SEC Reports were true, accurate and complete in all material respects as of the dates of the SEC Reports, and no such filings contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading. ONB has made available to Monroe copies of all comment letters received by ONB from the SEC since January 1, 2006, relating to the SEC Reports, together with all written responses of ONB thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in such comment letters received by ONB, and to the knowledge of ONB, none of the SEC Reports is the subject of any ongoing review by the SEC.
     4.19 Community Reinvestment Act. Old National Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act.

     4.20 Bank Secrecy Act. Neither ONB nor Old National Bank has been advised of any supervisory criticisms regarding their compliance with the Bank Secrecy Act (41 USC 5422, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
ARTICLE V.
COVENANTS OF MONROE
     Monroe covenants and agrees with ONB and covenants and agrees to cause its Subsidiaries to act as follows (and ONB covenants and agrees with Monroe as follows):
     5.01 Shareholder Approval. Monroe shall submit this Agreement to its shareholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Articles of Incorporation and By-Laws of Monroe at the earliest possible reasonable date. Subject to Section 5.06 hereof, the Board of Directors of Monroe shall recommend to Monroe’s shareholders that such shareholders approve and adopt this Agreement and the Merger contemplated hereby and will solicit proxies voting in favor of this Agreement from Monroe’s shareholders.
     5.02 Other Approvals. (a) Monroe shall proceed expeditiously, cooperate fully and use commercially reasonable efforts to assist ONB in procuring upon terms and conditions consistent with the condition set forth in Section 7.01(e) hereof all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.
     (b) Monroe will use commercially reasonable efforts to obtain any required third party consents to agreements, contracts, commitments, leases, instruments and documents described in the Monroe Disclosure Schedule and to which Monroe and ONB agree are material.
     (c) Any materials or information provided by Monroe to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.
     5.03 Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Monroe will not, and will cause its Subsidiaries to not, without the prior written consent of ONB:
     (i) make any changes in its capital stock accounts (including, without limitation, any stock issuance, stock split, stock dividend, recapitalization or reclassification);

     (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 3.03 hereof;
     (iii) distribute or pay any dividends on its shares of common stock, or authorize a stock split, or make any other distribution to its shareholders, except that (A) each of the Subsidiaries may pay cash dividends to Monroe in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Monroe (including payments on Monroe’s subordinated debt obligations) and to provide funds for Monroe’s dividends to its shareholders in accordance with this Agreement, and (B) Monroe may pay to its shareholders its usual and customary cash dividend of no greater than $.01 per share for any quarterly period, provided that no dividend may be paid for the quarterly period in which the Merger is scheduled to be consummated or consummated if, during such period, Monroe shareholders will become entitled to receive dividends on their shares of ONB Common Stock received pursuant to this Agreement;
     (iv) redeem any of its outstanding shares of common stock;
     (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other Person or enter into any other similar transaction not in the ordinary course of business;
     (vi) purchase any assets or securities or assume any liabilities of a bank holding company, bank, corporation or other entity, except in the ordinary course of business necessary to manage its investment portfolio and then only to the extent that such securities have a quality rating of “AAA” by either Standard & Poor’s Ratings Services or Moody’s Investors Services for corporate bonds;
     (vii) make, renew or otherwise modify any Loan, loan commitment, letter of credit or other extension of credit (individually, a “Loan” and collectively, “Loans”) to any Person if the Loan is an existing credit on the books of Monroe or any Subsidiary and classified as “Substandard,” “Doubtful” or “Loss” or such Loan is in an amount in excess of $250,000 and classified as “special mention” without the approval of ONB, or make, renew or otherwise modify any Loan or Loans if immediately after making a Loan or Loans, such Person would be directly indebted to Monroe or any Subsidiary in an aggregate amount in excess of $1,000,000 or, without approval of ONB, shall not make, renew or otherwise modify any Loan or Loans secured by an owner-occupied 1-4 single-family residence with a principal balance in excess of $417,000 (except for any such Loan or Loans secured by an owner-occupied 1-4 single-family residence which Monroe Bank originates, underwrites in accordance with the secondary market standards and holds for sale into the secondary market, in which case such dollar threshold shall be $750,000) or in any event if such Loan does not conform with Monroe Bank’s Credit Policy Manual and exceeds 120 days to maturity if, in the case of any of the foregoing types of Loan or Loans, ONB shall object thereto within five (5) business days after receipt of notice of such proposed Loan, and the failure to provide a written objection within five (5) business days after receipt of notice of such proposed Loan from Monroe or any Subsidiary shall be deemed as the approval of ONB to make such Loan or Loans;
     (viii) except as provided in the Disclosure Schedule and for the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property or fixed asset constituting a capital investment in excess of $100,000 individually or $250,000 in the aggregate;
     (ix) make any investment subject to any restrictions, whether contractual or statutory, which materially impairs the ability of Monroe or any Subsidiary to dispose freely of such investment at any time; subject any of their properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings, pledges or liens required to be granted in connection with acceptance by Monroe or any Subsidiary of government deposits and pledges or liens in connection with Federal Home Loan Bank (“FHLB”) borrowings;
     (x) except as contemplated by this Agreement, promote to a new position or increase the rate of compensation, or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Monroe or any Subsidiary, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Monroe or any Subsidiary;
     (xi) except as contemplated by this Agreement, execute, create, institute, modify, amend or terminate any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation right or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Monroe or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;
     (xii) amend, modify or restate Monroe’s or any of its Subsidiaries organizational documents from those in effect on the date of this Agreement and as delivered to ONB;
     (xiii) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber, or grant a security interest in or option to or right to acquire any shares of common stock or the assets (other than in the ordinary course consistent with past practice) of Monroe or any of its subsidiaries, or enter into any agreement or commitment relative to the foregoing;
     (xiv) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due, unless the same are being contested in good faith;
     (xv) issue, or authorize the issuance of, any securities convertible into or exchangeable for any shares of the capital stock of Monroe or any of its Subsidiaries;
     (xvi) except for obligations disclosed within this Agreement or the Monroe Disclosure Schedule, FHLB advances, Federal Funds purchased by Monroe Bank, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the Monroe Financial Statements or the Subsequent Monroe Financial Statements, borrow any money or incur any indebtedness including, without limitation, through the issuance of debentures, or incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $100,000;
     (xvii) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches, other than as disclosed in the Monroe Disclosure Schedule;
     (xviii) pay or commit to pay any management or consulting or other similar type of fees other than as disclosed in the Monroe Disclosure Schedule;
     (xix) change in any material respect its accounting methods, except as may be necessary and appropriate to conform to changes in tax laws requirements, changes in GAAP or regulatory accounting principles or as required by Monroe’s independent auditors or its regulatory authorities;
     (xx) change in any material respects its underwriting, operating, investment or risk management or other similar policies of Monroe or any of its Subsidiaries except as required by applicable law or policies imposed by any regulatory authority or governmental entity;
     (xxi) make, change or revoke any material tax election, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, settle any material tax claim or assessment or surrender any right to claim a refund of a material amount of taxes; or
     (xxii) enter into any contract, agreement, lease, commitment, understanding, arrangement or transaction or incur any liability or obligation (other than as contemplated by Section 5.03(a)(vii) hereof and legal, accounting and fees related to the Merger) requiring payments by Monroe or any of its Subsidiaries which exceed $100,000, whether individually or in the aggregate, or that is not a trade payable or incurred in the ordinary course of business.
     (b) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, each of Monroe and its Subsidiaries shall: (i) carry on its business diligently, substantially in the manner as is presently being conducted and in the ordinary course of business; (ii) use commercially reasonable efforts to preserve its business organization intact, keep available the services of the present officers and employees and preserve its present relationships with customers and Persons having business dealings with it; (iii) use commercially reasonable efforts to maintain all of the properties and assets that it owns or utilizes in the operation of its business as currently conducted in good operating condition and repair, reasonable wear and tear excepted; (iv) maintain its books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance in all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of its business; (v) timely file all SEC Reports; and (vi) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which it is a party or by which it is or may be subject or bound which would reasonably be expected to have a Material Adverse Effect on Monroe.
     5.04 Insurance. Monroe and its Subsidiaries shall maintain, or cause to be maintained, in full force and effect, insurance on its assets, properties and operations, fidelity coverage and directors’ and officers’ liability insurance in such amounts and with regard to such liabilities and hazards as are currently insured by Monroe or its Subsidiaries as of the date of this Agreement.
     5.05 Accruals for Loan Loss Reserve and Expenses. (a) Prior to the Effective Time, Monroe shall and shall cause its Subsidiaries to make, consistent with GAAP, the rules and regulations of the SEC and applicable banking laws and regulations, such appropriate accounting entries in its books and records and use commercially reasonable efforts to take such other actions as Monroe and its Subsidiaries shall deem to be necessary or desirable in anticipation of the Merger including, without limitation, accruals or the creation of reserves for employee benefits and Merger-related expenses.
     (b) Monroe recognizes that ONB may have adopted different loan and accounting policies and practices (including loan classifications and levels of loan loss allowances). Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), from and after the date hereof Monroe shall consult and cooperate in good faith with ONB with respect to conforming the loan and accounting policies and practices of Monroe to those policies and practices of ONB for financial accounting and/or income tax reporting purposes, as reasonably specified in each case in writing from ONB to Monroe, based upon such consultation and subject to the conditions in Section 5.05(d).
     (c) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), Monroe shall consult and cooperate in good faith with ONB with respect to determining, as reasonably specified in a written notice from ONB to Monroe, based upon such consultation and subject to the conditions in Section 5.05(d), the amount and the timing for recognizing for financial accounting and/or income tax reporting purposes of Monroe’s expenses of the Merger.
     (d) Subject to applicable law (including without limitation the rules and regulations of the SEC, applicable banking laws and regulations and GAAP), Monroe shall consult and cooperate in good faith to (i) make such conforming entries to conform the loan and accounting policies and practices of Monroe to the policies and practices of ONB as contemplated in Section 5.05(b) above and (ii) recognize Monroe’s expenses of the Merger for financial accounting and/or income tax reporting purposes at such times as are reasonably requested in writing by ONB as contemplated in Section 5.05(c) above, but in no event prior to the 5th day next preceding the Closing Date and only after ONB acknowledges that all conditions to its obligation to consummate the Merger have been satisfied and certifies to Monroe that ONB will at the Effective Time deliver to Monroe the certificate contemplated in Section 7.02(g).
     (e) Monroe’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken on account of Section 5.05(d).
     5.06 Acquisition Proposals. (a) Monroe will, and will cause each of its Subsidiaries to, and its and their respective officers, directors and representatives (including Howe Barnes) to, immediately cease and cause to be terminated any existing solicitations, discussions or negotiations with any Person that has made or indicated an intention to make an Acquisition Proposal (as defined below). During the period from the date of this Agreement through the Effective Time, Monroe shall not terminate, amend, modify or waive any material provision of any confidentiality or similar agreement to which Monroe or any of its Subsidiaries is a party (other than any involving ONB).
     (b) Except as permitted in this Section 5.06, Monroe shall not, and shall cause its Subsidiaries and any of their respective directors, officers and representatives (including Howe Barnes) not to, (i) solicit, initiate or knowingly encourage or facilitate, or take any other action designed to, or that could reasonably be expected to facilitate (including by way of furnishing non-public information) any inquiries with respect to an Acquisition Proposal, or (ii) initiate, participate in or knowingly encourage any discussions or negotiations or otherwise knowingly cooperate in any way with any Person regarding an Acquisition Proposal; provided, however, that, at any time prior to obtaining the approval of the Merger by Monroe’s shareholders, if Monroe receives a bona fide Acquisition Proposal that the Monroe Board of Directors determines in good faith constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) that was not solicited after the date hereof and did not otherwise result from a breach of Monroe’s obligations under this Section 5.06, Monroe may furnish, or cause to be furnished, non-public information with respect to Monroe and its Subsidiaries to the Person who made such proposal (provided that all such information has been provided to ONB prior to or at the same time it is provided to such Person) and may participate in discussions and negotiations regarding such proposal if (A) the Monroe Board of Directors determines in good faith, and following consultation with financial advisors and outside legal counsel, that failure to do so would be reasonably likely to result in a breach of its fiduciary duties to Monroe’s shareholders under applicable law and (B) prior to taking such action, Monroe has used its best reasonable efforts to enter into a confidentiality agreement with respect to such proposal that contains a standstill agreement on customary terms. Without limiting the foregoing, it is agreed that any violation of the restrictions contained in the first sentence of this Section 5.06 by any representative (including Howe Barnes) of Monroe or its Subsidiaries shall be a breach of this Section 5.06 by Monroe.
     (c) Neither the Monroe Board of Directors nor any committee thereof shall (or shall agree or resolve to) (i) fail to make, withdraw or modify in a manner adverse to ONB or propose to withdraw or modify in a manner adverse to ONB (or take any action inconsistent with) the recommendation by such Monroe Board of Directors or any such committee of this Agreement or the Merger, or approve or recommend, or propose to recommend, the approval or recommendation of any Acquisition Proposal (any of the foregoing being referred to herein as an “Adverse Recommendation Change”), or (ii) cause or permit Monroe or Monroe Bank to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (each, an “Acquisition Agreement”) constituting or related to, or which is intended to or would be reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.06(b)). Notwithstanding the foregoing, at any time prior to the special meeting of Monroe’s shareholders to approve the Merger, the Monroe Board of Directors may, in response to a Superior Proposal, effect an Adverse Recommendation Change, provided, that the Monroe Board of Directors determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to do so would be reasonably likely to result in a breach of its fiduciary duties to the shareholders of Monroe under applicable Law, and provided, further, that the Monroe Board of Directors may not effect such an Adverse Recommendation Change unless (A) the Monroe Board shall have first provided prior written notice to ONB (an “Adverse Recommendation Change Notice”) that it is prepared to effect an Adverse Recommendation Change in response to a Superior Proposal, which notice shall, in the case of a Superior Proposal, attach the most current version of any proposed written agreement or letter of intent relating to the transaction that constitutes such Superior Proposal (it being understood that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new notice and a new five business day period) and (ii) ONB does not make, within five business days after receipt of such notice, a proposal that would, in the reasonable good faith judgment of the Monroe Board of Directors (after consultation with financial advisors and outside legal counsel), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal or that the Adverse Recommendation Change is no longer required to comply with the Monroe Board’s fiduciary duties to the shareholders of Monroe under applicable law. Monroe agrees that, during the five business day period prior to its effecting an Adverse Recommendation Change, Monroe and its officers, directors and representatives shall negotiate in good faith with ONB and its officers, directors, and representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by ONB.
     (d) In addition to the obligations of Monroe set forth in paragraphs (a), (b) and (c) of this Section 5.06, Monroe shall as promptly as possible, and in any event within two business days after Monroe first obtains knowledge of the receipt thereof, advise ONB orally and in writing of (i) any Acquisition Proposal or any request for information that Monroe reasonably believes could lead to or contemplates an Acquisition Proposal or (ii) any inquiry Monroe reasonably believes could lead to any Acquisition Proposal, the terms and conditions of such

Acquisition Proposal, request or inquiry (including any subsequent amendment or other modification to such terms and conditions) and the identity of the Person making any such Acquisition Proposal or request or inquiry. In connection with any such Acquisition Proposal, request or inquiry, if there occurs or is presented to Monroe any offer, material change, modification or development to a previously made offer, letter of intent or any other material development, Monroe (or its outside counsel) shall (A) advise and confer with ONB (or its outside counsel) regarding the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and the material terms (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry, and (B) promptly upon receipt or delivery thereof provide ONB with true, correct and complete copies of any document or communication related thereto.
     (e) Nothing contained in this Section 5.06 shall prohibit Monroe from at any time taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the 1934 Act or from making any other disclosure to its shareholders or in any other regulatory filing if, in the good faith judgment of the Monroe Board of Directors, after consultation with its outside counsel, failure to so disclose would be reasonably likely to result in a breach of their or Monroe’s obligations under applicable law.
     (f) For purposes of this Agreement, “Acquisition Proposal” shall mean (i) any inquiry, proposal or offer from any Person or group of Persons (other than as contemplated by this Agreement) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of (A) assets or businesses that constitute 20% or more of the revenues, net income or assets of Monroe and its Subsidiaries, taken as a whole, or (B) 20% or more of any class of equity securities of Monroe or any of its Subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning 20% or more of any class of equity securities of Monroe or any of its Subsidiaries; (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Monroe, Monroe Bank or any of its other Subsidiaries pursuant to which any Person or the shareholders of any Person would own 20% or more of any class of equity securities of Monroe, Monroe Bank, or any of Monroe’s other Subsidiaries or of any resulting parent company of Monroe or Monroe Bank; or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or that could reasonably be expected to dilute materially the benefits to ONB of the transactions contemplated hereby, other than the transactions contemplated hereby. For purposes of this Section 5.06, a “Person” shall include a natural Person, or any legal, commercial, or Governmental Authority, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any Person acting in a representative capacity.
     (g) For purposes of this Agreement, “Superior Proposal” shall mean any Acquisition Proposal (but changing the references to “20% or more” in the definition of “Acquisition Proposal” to “50% or more”) that the Monroe Board determines in good faith (after having received the advice of its financial advisors), to be (i) more favorable to the shareholders of Monroe from a financial point of view than the Merger (taking into account all the terms and conditions of such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation and any changes to the financial terms of this Agreement proposed by ONB in response to such offer or otherwise)) and (ii) reasonably capable of being completed without undue delay taking into account all financial, legal, regulatory and other aspects of such proposal.
     5.07 Press Releases. Unless prior notice and comment is not possible or practicable as the result of applicable law or any listing or exchange rule, neither Monroe nor ONB will issue any press or news releases or make any other public announcements or disclosures relating to the Merger without providing a final copy of such press or news release to the other party and providing such party with a reasonable opportunity to comment on such press or news release.
     5.08 Material Changes to Disclosure Schedules. Monroe shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Monroe Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Monroe Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Monroe contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Monroe Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.
     5.09 Access; Information. (a) ONB and Monroe, and their representatives and agents, shall, upon reasonable notice to the other party, at all times during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of the other party. ONB and Monroe, and their representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of the other party and their Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere unnecessarily with the normal business operations of Monroe or ONB or either of their Subsidiaries. Upon request, Monroe and ONB will furnish the other party or its representatives or agents, their attorneys’ responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB or Monroe which has been or is developed by the other party, its auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by the other party of any claim of attorney-client privilege), and will permit ONB or Monroe or their representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Monroe or ONB, as applicable, and such auditors and accountants will be directed to furnish copies of any reports or financial information as developed to ONB or Monroe or its representatives or agents, as applicable. No investigation by ONB or Monroe shall affect the representations and warranties made by Monroe or ONB herein. Any confidential information or trade secrets received by ONB, Monroe or their representatives or agents in the course of such examination will be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by ONB or Monroe, as applicable, or at ONB’s or Monroe’s request, returned to ONB or Monroe, as applicable, in the event this Agreement is terminated as provided in Article VIII hereof. Additionally, any confidential information or trade secrets received by ONB or Monroe, or either of their agents or representatives in the course of their examinations (whether conducted prior to or after the date of this Agreement) shall be treated confidentially and in accordance with the Confidentiality Agreement (as defined in Section 11.09 hereof). This Section 5.09 will not require the disclosure of any information to ONB or Monroe which would be prohibited by law. The ability of ONB or Monroe to consult with any tax advisor (including a tax advisor independent from all other entities involved in the transactions contemplated hereby) shall not be limited by this Agreement in any way, provided that any such tax advisor is otherwise subject to and is bound by this Section 5.09. Notwithstanding anything herein to the contrary (other than the preceding sentence), except as reasonably necessary to comply with applicable securities laws, ONB and Monroe (and each employee, representative or agent of ONB and Monroe) may disclose to any and all Persons, without limitation of any kind, the tax treatment (as defined in Treas. Reg. § 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions or other tax analyses) that are or have been provided to ONB or Monroe relating to such tax structure, provided that, in the case of any materials that contain information other than the tax treatment or tax structure of the transactions contemplated hereby (including, but not limited to, any information relating to the pricing or any cost of the transactions contemplated hereby or the identity of any party to the transactions contemplated hereby), this sentence shall apply to such materials only to the extent that such materials contain the tax treatment or tax structure of the transactions contemplated hereby and ONB and Monroe shall take all action necessary to prevent the disclosure of such other information as otherwise provided herein. The immediately preceding sentence shall not be effective until the earliest of (a) the date of the public announcement of discussions relating to any of the transactions contemplated hereby, (b) the date of the public announcement of any of the transactions contemplated hereby or (c) the date of the execution of an agreement, with or without conditions, to enter into any of the transactions contemplated hereby.
     (b) Beginning on the date of this Agreement, the President of ONB, or his designees, shall be entitled to receive notice of and to attend all regular and special meetings of the Board of Directors and all committees of Monroe and any of its Subsidiaries, including, without limitation, the loan committee, investment committee, the executive committee, the Personnel committee, and any other committee of Monroe or its Subsidiaries, except that any such Persons shall be excluded from the portion of any meeting where this Agreement, the transactions contemplated by this Agreement, or an Acquisition Proposal are being discussed.
     5.10 Financial Statements. As soon as reasonably available after the date of this Agreement, Monroe will deliver to ONB any additional audited consolidated financial statements which have been prepared on its behalf or at its direction, the monthly consolidated unaudited balance sheets and profit and loss statements of Monroe prepared for its internal use, Monroe Bank’s Call Reports for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, “Subsequent Monroe Financial Statements”). The Subsequent Monroe Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year end adjustments). The Subsequent Monroe Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect. As soon as internally available after the date of this Agreement, ONB will deliver to Monroe any additional audited consolidated financial statements which have been prepared on its behalf or at its direction and the quarterly consolidated unaudited balance sheets and profit and loss statements of ONB (collectively, “Subsequent ONB Financial Statements”). The Subsequent ONB Financial Statements will be prepared on a basis consistent with past accounting practices and GAAP to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented (except in the case of unaudited financials or Call Report information for the absence of notes and/or year end adjustments). The Subsequent ONB Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any material respect.
     5.11 Environmental. (a) If requested by ONB, Monroe will cooperate with an environmental consulting firm designated by ONB in connection with the conduct by such firm of a phase one and/or phase two environmental investigation on all real property owned or leased by Monroe or any of its Subsidiaries as of the date of this Agreement, and any real property acquired or leased by Monroe or any of its Subsidiaries after the date of this Agreement. ONB shall be responsible for the costs of the phase ones and, if any phase twos are determined to be advisable by the environmental consulting firm, Monroe and ONB shall each be responsible for 50% of the costs of the phase twos.
     (b) If the environmental consultant’s good faith estimate, based upon the results of the environmental studies and other diligence conducted by the environmental consultant, of the dollar amount, if any, that Monroe and its Subsidiaries would be required to expend under applicable Environmental Laws for clean-up, remediation and penalties relating to pollutants, contaminants, wastes, toxic substances, petroleum, petroleum products and any other materials regulated under the Environmental Laws with respect to Monroe or its Subsidiaries owned or leased real properties or any adjoining properties, is in excess of $1.5 million, then ONB shall have the right to terminate this Agreement pursuant to Section 8.01(c)(iv), which termination shall be ONB’s sole remedy in such event.
     5.12 Governmental Reports and Shareholder Information. Promptly upon its becoming available, Monroe shall furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by Monroe to any Governmental Authority or to Monroe’s shareholders generally and of each SEC Report filed by Monroe, and of any order issued by any Governmental Authority in any proceeding to which Monroe is a party. For purposes of this Agreement, “Governmental Authority” shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over the applicable party or its business, operations or properties.

     5.13 Adverse Actions. Monroe shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.01(a), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.
     5.14 Employee Benefits. Except as contemplated by Section 6.03(j) hereof, neither the terms of Section 6.03 hereof nor the provision of any employee benefits by ONB or any of its Subsidiaries to employees of Monroe or any of its Subsidiaries shall: (a) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Monroe or any of its Subsidiaries; or (b) prohibit or restrict ONB or its Subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.
     5.15 Termination of Thrift Plan. Prior to the Effective Time:
     (a) Monroe, by resolution of its directors, shall terminate the Monroe Bancorp Thrift Plan (the “Thrift Plan”) as of the day before the Effective Time. The account balances of the Thrift Plan participants, including any alternate payees or beneficiaries of deceased participants, including any accrued but unpaid contributions, as determined by the Thrift Plan administrator, shall thereafter be distributed or otherwise transferred in accordance with the applicable plan termination provisions of the Thrift Plan, as soon as administratively feasible following the plan termination date.
     (b) Monroe shall continue to make all non-discretionary employer contributions which it is required to make to the Thrift Plan, including elective deferral contributions of those Thrift Plan participants who are employed by Monroe or its Subsidiaries. In addition, Monroe shall continue in full force and effect, until the Effective Time: (i) the fidelity bond, if any, issued to Monroe as described in ERISA Sec. 4.12; and (ii) the ERISA fiduciary liability insurance policy currently in effect, if any, for the benefit of the covered fiduciaries of the Thrift Plan.
     5.16 Transition of Monroe ESOP.
     (a) Monroe shall continue to make employer contributions to the Monroe Bancorp Employee Stock Ownership Plan (the “Monroe ESOP”) for each plan year quarter ending on or before the Effective Time, provided such contributions are comparable in amount, on a prorated basis, to past employer contributions to the Monroe ESOP. In the event the amount of such contributions is insufficient to enable the Monroe ESOP trustee to pay principal and interest on any Exempt Loan (as defined in the Monroe ESOP) as they are due, Monroe shall either (i) direct the Monroe ESOP trustee to sell a sufficient number of unallocated shares of Employer Securities held by the trustee and to apply the proceeds of such sale in satisfaction of such principal and interest then due, or (ii) make a supplemental contribution to the Monroe ESOP sufficient in amount to enable the Monroe ESOP trustee to pay such principal and interest.

     (b) In addition, Monroe shall take, or cause to be taken, all actions necessary to cause the fiduciaries of the Monroe ESOP to take all of the following actions:
(i)	Retain the services of a qualified, independent fiduciary for purposes of implementing the responsibilities set forth in sub-sections (b)(ii)—(b)(v) of this Section 5.16.

(ii)	Implement a written confidential pass through voting procedure pursuant to which the participants under the Monroe ESOP and their beneficiaries shall direct the trustee under the Monroe ESOP to vote the shares of Monroe Common Stock allocated to their Monroe ESOP accounts with respect to the Merger.

(iii)	Provide the Monroe ESOP participants and their beneficiaries with a written notice regarding the existence of and provisions for such confidential pass through voting procedures, as well as the same written materials to be provided to the shareholders of Monroe in connection with the Merger.

(iv)	Obtain a written opinion, if required by the independent fiduciary, from a qualified, independent financial advisor to the effect that the shares of ONB common stock to be received by the Monroe ESOP in the Merger in exchange for the shares of Monroe Common Stock will constitute “adequate consideration” as defined in Section 3(18) of ERISA, and that the Merger, including the disposition of the Monroe ESOP in connection therewith, is fair to the Monroe ESOP and its participants from a financial point of view. The identity of the financial advisor and the contents of its written opinion referred to in the preceding sentence must be acceptable in form and content to ONB and its counsel.

(v)	Take any and all additional actions necessary to satisfy the requirements of ERISA applicable to the Monroe ESOP fiduciaries in connection with the Merger.
     (c) As soon as administratively feasible after the Effective Time, the Monroe ESOP shall be merged with and into the ONB ESOP.
     5.17 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans.
     (a) All fully insured welfare benefit (health, dental/vision, life/AD&D, LTD), and Internal Revenue Code Section 125, or “cafeteria,” plans currently sponsored by Monroe shall continue as separate plans after the Effective Time, until such time as ONB determines, in its sole discretion, that it will terminate any or all of such plans.
     (b) As of the Effective Time Monroe shall take, or cause to be taken, all actions necessary to assign any and all applicable group insurance policies to ONB and to provide ONB all necessary financial, enrollment, eligibility, contractual and other information related to its welfare benefit and cafeteria plans to assist ONB in the administration of such plans.

     (c) From the date of this Agreement through the Effective Time Monroe shall continue to: (i) pay the applicable insurance premiums necessary to continue the benefits under Monroe’s fully insured welfare benefit plans; and (ii) contribute to the cafeteria plan the pre-tax amounts which the cafeteria plan participants elect to defer from compensation.
     (d) As of the date of any future termination of the Monroe cafeteria plan, the balances in the health and dependent care flexible spending accounts thereunder shall be transferred to the ONB cafeteria plan. Benefit and compensation deferral elections in effect at that time shall be continued under the ONB cafeteria plan, subject to subsequent changes as provided in the ONB plan. All benefit payments related to the transferred balances shall be made in accordance with the ONB cafeteria plan.
     5.18 Continuation of Non-Qualified Deferred Compensation Plans. From the date of this Agreement through the Effective Time, Monroe and its Subsidiaries shall continue to allow participants under (i) the Monroe Bancorp Directors’ 2005 Deferred Compensation Plan, (ii) the Monroe Bancorp Directors’ Deferred Compensation Plan (as Amended and Restated Effective January 1, 1999), (iii) the Monroe Bancorp Executives’ 2005 Deferred Compensation Plan and (iv) the Monroe Bancorp Executives’ Deferred Compensation Plan (as Amended and Restated Effective January 1, 1999) (collectively the “Monroe Non-Qualified Deferred Compensation Plans”) to elect to defer the receipt of compensation pursuant to the provisions of such plans. From and after the Effective Time, no further deferrals shall be permitted under the Monroe Non-Qualified Deferred Compensation Plans. Prior to the Effective Time, Monroe shall provide ONB all financial, enrollment, investment, deferral election and other information related to the Monroe Non-Qualified Deferred Compensation Plans and any related grantor (or rabbi) trusts to assist ONB in the subsequent administration of such plans and trusts.
     5.19 Prohibition Against Further Stock Option Grants. From and after the date of this Agreement Monroe shall not award any additional grants or awards of any kind under either the 1999 Directors’ Stock Option Plan of Monroe Bancorp or the 1999 Management Stock Option Plan of Monroe Bancorp (collectively the “Monroe Stock Option Plans”).
     5.20 Dividend Reinvestment Plan. Monroe shall terminate the Monroe Bancorp Dividend Reinvestment and Common Stock Purchase Plan effective no later than the Effective Time.
     5.21 Short-Swing Trading Exception. Monroe’s Board of Directors shall adopt such resolutions as are necessary to cause any shares of Monroe Common Stock owned by executive officers and directors of Monroe and canceled in the Merger to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.
     5.22 Subordinated Debentures. Upon the Effective Time, ONB shall assume all of the obligations of Monroe under the Indenture dated July 17, 2009 (the “2009 Indenture”) between Monroe and Wells Fargo Bank, National Association, as Trustee, relating to the $13,000,000 in principal amount of 10.0% Redeemable Subordinated Debentures due 2019, as required by Article V of the 2009 Indenture. In connection therewith, ONB shall execute and deliver any supplemental indenture, and the parties hereto shall provide any opinions of counsel to the trustee thereof, required to make such assumption effective.

     5.23 Trust Preferred Securities. Upon the Effective Time, ONB shall assume the due and punctual performance and observance of the covenants and conditions to be performed by Monroe under (a) the Indenture dated July 24, 2006 (the “2006 Indenture”) between Monroe and Wells Fargo Bank, National Association, as Trustee, relating to Junior Subordinated Debt Securities due October 7, 2036 (the “2036 Debt Securities”), and (b) the Indenture dated March 20, 2007 (the “2007 Indenture”) between Monroe and U.S. Bank National Association, as Trustee, relating to Junior Subordinated Debt Securities due June 15, 2037 (the “2037 Debt Securities,” and together with the 2036 Debt Securities, the “Debt Securities”), and the due and punctual payments of the principal of and premium, if any, and interest on the Debt Securities, as required by Article XI of each of the 2006 Indenture and 2007 Indenture. In connection therewith, ONB shall execute and deliver any supplemental indentures, and the parties hereto shall provide any opinions of counsel to the applicable trustees thereof, required to make such assumptions effective.
     5.24 Monroe Bank. Prior to the Effective Time, Monroe shall, and cause Monroe Bank to, cooperate with ONB and take such action as reasonably necessary to (i) reconstitute the directors and officers of Monroe Bank as of the Effective Time to be the same as the directors and officers of Old National Bank at the Effective Time; and (ii) if requested by ONB, amend the Articles of Incorporation and By-Laws of Monroe Bank as of the Effective Time.
     5.25 Written Opinion of Financial Advisor. Monroe shall receive within ten (10) days of this Agreement the written fairness opinion of Howe Barnes that the Exchange Ratio is fair to the shareholders of Monroe from a financial point of view.
ARTICLE VI.
COVENANTS OF ONB
     ONB covenants and agrees with Monroe as follows:
     6.01 Approvals. ONB shall have primary responsibility of the preparation, filing and costs of all bank regulatory applications require for consummation of the Merger, and shall file such applications as promptly as practicable and in the most expeditious manner practicable, and in any event, within thirty (30) days after the execution of this Agreement. ONB shall provide to Monroe’s counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Merger on the terms and conditions provided in this Agreement at the earliest possible reasonable date.
     6.02 SEC Registration. (a) ONB shall file with the SEC as promptly as practicable and in the most expeditious manner practicable a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB Common Stock to be issued pursuant to this Agreement and shall use its best reasonable efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the “Registration Statement.” The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Monroe, prepared for use in connection with the meeting of shareholders of Monroe referred to in Section 5.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all blue sky exemptions, authorizations, consents or approvals required for the issuance of ONB Common Stock.
     (b) Any materials or information provided by ONB for use in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.
     (c) ONB will use reasonable best efforts to list for trading on NYSE (subject to official notice of issuance) prior to the Effective Time, the shares of ONB Common Stock to be issued in the Merger.
     6.03 Employee Benefit Plans.
     (a) ONB shall make available to the officers and employees of Monroe or any Subsidiary who continue as employees of Monroe or any Subsidiary after the Effective Time (“Continuing Employees”), substantially the same employee benefits, including severance benefits, on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Continuing Employees will receive credit for prior service with Monroe or its Subsidiaries, or their predecessors, for purposes of eligibility and vesting under the employee benefit plans of ONB and its Subsidiaries. To the extent that ONB determines, in its sole discretion, that Monroe’s employee benefit plans should be terminated, Continuing Employees shall become eligible to participate in ONB’s employee benefit plans as soon as reasonably practicable after termination, and shall not be subject to any waiting periods or additional pre-existing condition limitations under the health and dental plans of ONB or its Subsidiaries in which they are eligible to participate than they otherwise would have been subject to under the health and dental plans of Monroe. To the extent that the initial period of coverage for Continuing Employees under any such ONB employee benefit plans is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Monroe plan during the balance of such 12-month period of coverage.
     (b) As of the Effective Time, subject to applicable law and the requirements of the Old National Bancorp Employee Stock Ownership and Savings Plan (“ONB KSOP”), ONB shall amend as necessary the ONB KSOP so that, (i) from and after the Effective Time, Continuing Employees will accrue benefits pursuant to the ONB KSOP, and (ii) Continuing Employees participating in the ONB KSOP shall receive credit for eligibility and vesting purposes, for the service of such employees with Monroe and its Subsidiaries or their predecessors prior to the Effective Time, as if such service were with ONB or its Subsidiaries.

     (c) In accordance with Section 6.03(a) hereof, after the Effective Time, ONB shall continue to maintain all fully insured employee welfare benefit, and cafeteria, plans currently in effect at the Effective Time, until such time as ONB determines, in its sole discretion, to modify or terminate any or all of those plans. Claims incurred under the employee welfare benefit and cafeteria plans prior to plan termination shall be paid in accordance with the applicable plan’s claim submission procedures and deadlines.
     (d) If the Effective Time is on or before December 31, 2010: (i) Monroe’s vacation policy shall terminate as of December 31, 2010; (ii) all Continuing Employees shall be subject to ONB’s vacation policy as of January 1, 2011; and (iii) in determining the vacation benefits to which each Continuing Employee is entitled under ONB’s vacation policy, credit shall be given thereunder for prior service years as described in Section 6.03(a) above. If the Effective Time is after December 31, 2010: (iv) Monroe’s vacation policy shall terminate as of the last day of the calendar month in which occurs the Effective Time; (v) all Continuing Employees shall be subject to ONB’s vacation policy as of the first day of the calendar month next following the Effective Time (the “Vacation Determination Date”); (vi) as of the Vacation Determination Date, and solely for the calendar year in which occurs the Vacation Determination Date, each Continuing Employee shall be entitled under ONB’s vacation policy to vacation benefits equal to the sum of (A) the pro-rata portion, both accrued and unused, as of the Vacation Determination Date of the annual amount of vacation benefits to which such Continuing Employee is entitled for such calendar year under Monroe’s vacation policy, in effect as of the Effective Time, and (B) the pro-rata portion as of the Vacation Determination Date of the annual amount of vacation benefits to which such Continuing Employee is entitled for the remainder of such calendar year under ONB’s vacation policy in effect for such calendar year; (vii) for each calendar year subsequent to the calendar year in which occurs the Vacation Determination Date, each Continuing Employee shall be entitled under ONB’s vacation policy to vacation benefits as determined thereunder; and (viii) in computing the vacation benefits to which a Continuing Employee is entitled under ONB’s vacation policy for purposes of clauses (vi) and (vii) of this sub-section, credit shall be given thereunder for prior service years as described in Section 6.03(a) above.
     (e) After the Effective Time, mileage for Continuing Employees’ business-related travel shall be reimbursed according to ONB’s reimbursement policy for mileage, consistent with the applicable provisions of the Code.
     (f) After the Effective Time, Monroe’s sick time policy shall terminate and all Continuing Employees shall be subject to ONB’s sick time policy. Notwithstanding the foregoing, all accrued and unpaid sick time of employees of Monroe and its Subsidiaries at the Effective Time, up to but not beyond one hundred and sixty (160) hours per Continuing Employee, shall be carried over to ONB’s sick time policy.
     (g) At the Effective Time, ONB shall assume all obligations under the Monroe Non-Qualified Deferred Compensation Plans in existence at the Effective Time. After the Effective Time, ONB shall continue to maintain and administer, in accordance with the provisions thereof, the Monroe Non-Qualified Deferred Compensation Plans until such time as all benefits accrued thereunder have been paid or distributed to the participants or beneficiaries of such plans in accordance with the benefit payment provisions thereof.

     (h) After the Effective Time, ONB shall continue to maintain and administer, in accordance with the provisions thereof, the Monroe Stock Option Plans until such time as all options granted or awarded thereunder as of the Effective Time have been exercised or lapse, whichever occurs first.
     (i) Until the Effective Time, Monroe or a Subsidiary of Monroe, whichever is applicable, shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) for eligible employees who incur a qualifying event before the Effective Time. ONB or an ONB Subsidiary, whichever is applicable, shall after the Effective Time be liable for (i) all obligations for continued health coverage under COBRA with respect to each qualified beneficiary of Monroe or a Subsidiary of Monroe who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA from and after the Effective Time for each qualified beneficiary of Monroe or a Subsidiary of Monroe who incurs a qualifying event before the Effective Time.
     (j) ONB shall, on or before the Effective Time, enter into a Severance and Change of Control Agreement with Mark D. Bradford in the form of Exhibit 6.03(j) hereof.
     (k) Notwithstanding any contrary provision of ONB’s Severance Pay Plan (the “Severance Policy”), for purposes of calculating the severance benefits payable under the Severance Policy: (i) each Monroe Employee shall be given full credit for prior years of employment with Monroe or a Subsidiary of Monroe; (ii) the pay rate for Gordon M. Dyott, Christopher G. Tietz, R. Scott Walters, and J. Scot Davidson (each a “Monroe Executive”), should any of them be entitled to severance benefits thereunder after the Effective Time, shall be equal to the greater of their respective rates of pay effective on January 1, 2010, or as of the date of their respective termination; and (iii) each Monroe Executive, should any of them be entitled to severance benefits thereunder after the Effective Time, shall receive severance of no less than one year of salary at the greater of the rate effective on January 1, 2010, or the rate effective as of the date of their respective termination.
     (l) At the Effective Time, the compensation for the Monroe Executives and the senior management of Monroe Bank listed in the Monroe Disclosure Schedule will be increased to no less than the levels of such compensation as set forth in the Monroe Disclosure Schedule.
     (m) ONB shall authorize the payment of and pay retention bonuses upon reaching certain milestones to selected employees of Monroe identified by ONB and Monroe, in amounts to be agreed to by Monroe and ONB; provided, however, that the aggregate cost of the retention bonuses shall not exceed the amount set forth on the ONB Disclosure Schedule.
     6.04 Adverse Actions. ONB shall not knowingly take any action that is intended or is reasonably likely to result in (a) any of its representations and warranties set forth in this Agreement being or becoming untrue in any respect at any time at or prior to the Effective Time, subject to the standard set forth in Section 7.02(b), (b) any of the conditions to the Merger set forth in Article VII not being satisfied, (c) a material violation of any provision of this Agreement or (d) a material delay in the consummation of the Merger except, in each case, as may be required by applicable law or regulation.

     6.05 D&O Insurance. ONB shall cause the individuals serving as officers and directors of Monroe and Monroe Bank immediately before the Effective Time to be covered for a period of three (3) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Monroe (provided that ONB may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous to such officers and directors than such policy) with respect to acts or omissions occurring before the Effective Time; provided, further, that in no event shall ONB be required to expend pursuant to this Section 6.05 more than an amount per year equal to 150% of the annual premiums paid by Monroe as of the Effective Time for such insurance; provided, however, that if the cost exceeds such limit, ONB shall use its reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount.
     6.06 Short-Swing Trading Exemption. Prior to the Closing Date, the Board of Directors of ONB shall adopt such resolutions as necessary to cause any shares of ONB Common Stock to be received by executive officers and directors of Monroe as part of the Merger Consideration to qualify for the exemptions provided in Rule 16b-3(d) under the 1934 Act.
     6.07 Material Changes to ONB Disclosure Schedules. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein materially incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless Monroe shall have first consented in writing with respect thereto.
     6.08 Governmental Report and Shareholder Information. Promptly upon its becoming publicly available, ONB shall furnish to Monroe one (1) copy of each financial statement, report, notice, or proxy statement sent by ONB to any Governmental Authority or to ONB’s shareholders generally and of each SEC Report filed by ONB with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which ONB is a party.
ARTICLE VII.
CONDITIONS PRECEDENT TO THE MERGER
     7.01 ONB. The obligation of ONB to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:
     (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Monroe contained in this Agreement shall be true, accurate and correct in all material respects at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of Monroe, except for Section 3.03(a) hereof, shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of Monroe, has had or would result in a Material Adverse Effect on Monroe.
     (b) Covenants. Each of the covenants and agreements of Monroe shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.
     (c) Deliveries at Closing. ONB shall have received from Monroe at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 10.02(b) hereof.
     (d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Monroe in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and blue sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.
     (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Board of Directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Monroe or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.
     (f) Shareholder Approval. The shareholders of Monroe shall have approved and adopted this Agreement as required by applicable law and its Articles of Incorporation.
     (g) Officers’ Certificate. Monroe shall have delivered to ONB a certificate signed by its President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of Monroe contained in Article III are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.01(a) above; (ii) all the covenants of Monroe have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) Monroe has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.
     (h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to ONB, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Monroe, except with respect to cash received by the shareholders of Monroe for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
     (i) 280G Opinion. ONB shall have received a letter of tax advice, in a form satisfactory to ONB and at its expense, from Monroe’s outside, independent certified public accountants to the effect that any amounts that are paid by Monroe before the Effective Time, or required under Monroe’s Plans or this Agreement to be paid at or after the Effective Time, to Persons who are disqualified individuals in respect of Monroe, its Subsidiaries or their successors, and that otherwise should be allowable as deductions for federal income tax purposes, should not be disallowed as deductions for such purposes by reason of Section 280G of the Code.
     (j) Material Proceedings. None of ONB, Monroe, or either of their Subsidiaries, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.
     (k) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
     (l) Delinquent Loans. As of the Computation Date, Monroe shall not hold Monroe Delinquent Loans in an amount in excess of $76.72 million.
     (m) Monroe Consolidated Shareholders’ Equity. As of the end of the month prior to the Effective Time, the Monroe Consolidated Shareholders’ Equity (as such term is defined below), shall not be less than $50.64 million. “Monroe Consolidated Shareholders’ Equity” shall be the consolidated shareholders’ equity of Monroe as of the Computation Date, determined in accordance with GAAP, to which shall be added the following amounts (which amounts shall also be calculated in accordance with GAAP): (i) any accruals, reserves or charges taken by Monroe as a result of the anticipated termination of the Kirchman Bankway License Agreement dated January 1, 2004, as amended thereafter, between Monroe Bank and the Fidelity National Information Services, Inc. (successor to Kirchman Corporation) as of the Effective Time, (ii) any accruals, reserves, or charges resulting from expenses of the Merger and other transactions contemplated by this Agreement, (iii) any accruals, reserves or charges taken by Monroe at the request of ONB pursuant to Section 5.05 hereof, and (iv) $1,000,000, representing the estimated built-in gains on Monroe Bank’s parking lots located at 302 E. Kirkwood Avenue and 1120 S. Lincoln in Bloomington, Indiana.

     7.02 Monroe. The obligation of Monroe to consummate the Merger is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by Monroe:
     (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct in all material respects on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time (except that representations and warranties that by their express terms speak as of the date of this Agreement or some other date shall be true and correct only as of such date); provided that no representation or warranty of ONB shall be deemed untrue, inaccurate or incorrect for purposes hereunder as a consequence of the existence of any fact, event or circumstance inconsistent with such representation or warranty, unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representations or warranty of ONB, has had or would result in a Material Adverse Effect on ONB.
     (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with in all material respects from the date of this Agreement through and as of the Effective Time.
     (c) Deliveries at Closing. Monroe shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Monroe, listed in Section 10.02(a) hereof.
     (d) Registration Statement Effective. ONB shall have registered its shares of ONB Common Stock to be issued to shareholders of Monroe in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the ONB and no stop order shall have been issued or threatened.
     (e) Regulatory Approvals. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired.
     (f) Shareholder Approvals. The shareholders of Monroe shall have approved and adopted this Agreement as required by applicable law and such entity’s Articles of Incorporation.
     (g) Officers’ Certificate. ONB shall have delivered to Monroe a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) the representations and warranties of ONB contained in Article IV are true, accurate and correct in all respects on and as of the Effective Time, subject to the standard specified in Section 7.02(a) above; (ii) all the covenants of ONB have been complied with in all material respects from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

     (h) Tax Opinion. The Board of Directors of Monroe shall have received a written opinion of the law firm of Krieg DeVault LLP, dated as of the Effective Time, in form and content reasonably satisfactory to Monroe, to the effect that the Merger to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section 1.03 hereof) to each party hereto and to the shareholders of Monroe, except with respect to cash received by the shareholders of Monroe for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 2.03 hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.
     (i) Listing. The shares of ONB Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.
     (j) Material Proceedings. None of ONB, Monroe, or any Subsidiary of ONB or Monroe, shall be subject to any statute, rule, regulation, injunction, order or decree, which shall have been enacted, entered, promulgated or enforced, which prohibits, prevents or makes illegal completion of the Merger, and no material claim, litigation or proceeding shall have been initiated or threatened relating to the Agreement or the Merger or seeking to prevent the completion of the Merger.
ARTICLE VIII.
TERMINATION OF MERGER
     8.01 Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date, only as follows:
     (a) by the mutual written consent of ONB and Monroe;
     (b) by either of Monroe or ONB by written notice to the other:
     (i) if the Agreement and the Merger are not approved by the requisite vote of the shareholders of Monroe at the meeting of shareholders of Monroe contemplated in Section 5.01;
     (ii) if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment or injunction or taken any other action that permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable or if any consent or approval of any Governmental Authority whose consent or approval is required to consummate the Merger has been denied and such denial has become final and non-appealable; or

     (iii) if the consummation of the Merger shall not have occurred on or before April 30, 2011 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 8.01(b)(iii) shall not be available to any party whose breach of any provision of this Agreement causes the failure of the Merger to occur on or before the Outside Date;
     (c) by written notice from ONB to Monroe, if:
     (i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.01 not being satisfied prior to the Outside Date;
     (ii) Monroe breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.01, and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by Monroe within 20 business days after Monroe’s receipt of written notice of such breach from ONB;
     (iii) there has been a Material Adverse Effect on Monroe on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement; or
     (iv) ONB elects to exercise its right to terminate pursuant to Section 5.11.
     (d) by written notice from Monroe to ONB if:
     (i) any event shall have occurred which is not capable of being cured prior to the Outside Date and would result in any condition set forth in Section 7.02 not being satisfied prior to the Outside Date;
     (ii) ONB breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform would give rise to the failure of a condition set forth in Section 7.02 and such condition is incapable of being satisfied by the Outside Date or such breach has not been cured by ONB within 20 business days after ONB’s receipt of written notice of such breach from Monroe; or
     (iii) there has been a Material Adverse Effect on ONB on a consolidated basis as of the Effective Time, as compared to that in existence as of the date of this Agreement.
     (e) by written notice of ONB to Monroe:
     (i) if the Monroe Board of Directors shall fail to include its recommendation to approve the Merger in the proxy statement/prospectus;

     (ii) in the event of an Adverse Recommendation Change or an Adverse Recommendation Change Notice;
     (iii) if the Monroe Board shall approve any Acquisition Proposal or publicly recommend that the holders of Monroe Common Stock accept or approve any Acquisition Proposal; or
     (iv) if Monroe shall have entered into, or publicly announced its intention to enter into, a definitive agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal.
     (f) by written notice by ONB to Monroe if a quorum could not be convened at the meeting of shareholders of Monroe contemplated in Section 5.01 or at a reconvened meeting held at any time prior to or on the Outside Date.
     (g) by written notice by Monroe to ONB if, and only if both of the following conditions are satisfied at any time during the five-day period commencing on the Determination Date, such termination to be effective on the tenth day following the Determination Date:
(1)	The ONB Market Value on the Determination Date is less than $8.38; and

(2)	the number obtained by dividing the ONB Market Value by the Initial ONB Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price minus 0.20;
subject, however, to the following three sentences. If Monroe elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to ONB. During the five business day period commencing with its receipt of such notice, ONB shall have the option to increase the Merger Consideration to equal the lesser of (x) a quotient, the numerator of which is equal to the product of the Initial ONB Market Value, the Exchange Ratio (as then in effect), and the Index Ratio minus 0.20 and the denominator of which is equal to the ONB Market Value on the Determination Date; or (y) the quotient determined by dividing the Initial ONB Market Value by the ONB Market Value on the Determination Date, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If within such five business day period, ONB delivers written notice to Monroe that it intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Monroe of the revised Exchange Ratio, then no termination shall have occurred pursuant to this Section 8.01(g), and this Agreement shall remain in full force and effect in accordance with its terms (except that the Exchange Ratio shall have been so modified).
For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

     “Determination Date” shall mean the first date on which all Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger have been received (disregarding any waiting period).”
     “Final Index Price” means the average of the daily closing value of the Index for the five consecutive trading days immediately preceding the Determination Date.”
     “Index” means the Nasdaq Bank Index or, if such Index is not available, such substitute or similar Index as substantially replicates the Nasdaq Bank Index.
     “Index Ratio” means the Final Index Price divided by the Initial Index Price.
     “Initial ONB Market Value” means $10.47, adjusted as indicated in the last sentence of this Section 8.01(g).
     “Initial Index Price” means the closing value of the Index on the date of this Agreement.
     “ONB Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of ONB Common Stock as reported on the NYSE for the ten consecutive trading days immediately preceding such specified date.
     If ONB or any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.01(g).
     8.02 Effect of Termination. (a) Subject to the remainder of this Section 8.02, in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of ONB or Monroe and each of their respective directors, officers, employees, advisors, agents, or shareholders and all rights and obligations of any party under this Agreement shall cease, except for the agreements contained in this Section 8.02 and Section 11.11, which shall remain in full force and effect and survive any termination of this Agreement; provided, however, that nothing contained in this Section 8.02(a), except for the fees payable pursuant to subsections (b), (c) or (d), shall relieve any party hereto from liabilities or damages arising out of any fraud or intentional breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.
     (b) Monroe shall pay to ONB an amount in cash equal to $3,000,000 (the “Termination Fee”) if:
     (i) this Agreement is terminated by ONB pursuant to Section 8.01(e); or

     (ii) this Agreement is terminated by either party pursuant to Section 8.01(b)(i) as a result of the failure of Monroe’s shareholders to approve the Agreement and the Merger by the requisite vote or by ONB pursuant to Section 8.01(f) and, in each case, prior to the date that is twelve months after such termination Monroe or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated (regardless of whether such Acquisition Proposal is made or consummated before or after termination of this Agreement); or
     (iii) this Agreement is terminated by either Monroe or ONB pursuant to Section 8.01(b)(iii) and (A) prior to the date of such termination, an Acquisition Proposal was made, and (B) prior to the date that is twelve months after such termination, Monroe or any of its Subsidiaries enters into any Acquisition Agreement or any Acquisition Proposal is consummated.
     (c) Any fee due under Section 8.02(b) shall be paid by Monroe by wire transfer of same day funds:
     (i) in the case of Section 8.02(b)(i), concurrently with such termination; and
     (ii) in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), on the earlier of the date Monroe enters into such Acquisition Agreement or consummates such Acquisition Proposal.
     (d) In the event that Monroe owes the Termination Fee and/or fees and expenses to ONB pursuant Sections 8.02(b), then the payment of such amounts shall be the sole and exclusive remedy for those termination events and shall constitute liquidated damages. Monroe acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, ONB would not have entered into this Agreement. Accordingly, if Monroe fails promptly to pay the amounts due pursuant to this Section 8.02, and, in order to obtain such payment, ONB commences a suit that results in a judgment against Monroe for the amounts set forth in this Section 8.02, Monroe shall pay to ONB its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.02 at the national prime rate in effect on the date such payment was required to be made.
ARTICLE IX.
EFFECTIVE TIME OF THE MERGER
     Upon the terms and subject to the conditions specified in this Agreement, the Merger shall become effective on the day and at the time (the “Closing Date”) specified in the Articles of Merger of ONB and Monroe as filed with the Indiana Secretary of State (the “Effective Time”). Unless otherwise mutually agreed to by the parties hereto, the Effective Time will occur on the last business day of the month following (a) the fulfillment of all conditions precedent to the Merger set forth in Article VII of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Merger; provided, however, if the requirements of clauses (a) and (b) of the preceding sentence have been satisfied as of December 31, 2010, then the Effective Time will occur on December 31, 2010.
ARTICLE X.
CLOSING
     10.01 Closing Date and Place. So long as all conditions precedent set forth in Article VII hereof have been satisfied and fulfilled, the closing of the Merger (the “Closing”) will take place at the Effective Time at a location to be reasonably determined by ONB.
     10.02 Deliveries. (a) At the Closing, ONB will deliver to Monroe the following:
     (i) the officers’ certificate contemplated by Section 7.02(g) hereof;
     (ii) copies of all approvals by government regulatory agencies necessary to consummate the Merger;
     (iii) copies of the resolutions adopted by the Board of Directors of ONB certified by the Secretary of ONB relative to the approval of this Agreement and the Merger;
     (iv) the tax opinion required by Section 7.01(h) hereof; and
     (v) such other documents as Monroe or its legal counsel may reasonably request.
     (b) At the Closing, Monroe will deliver to ONB the following:
     (i) the officers’ certificate contemplated by Section 7.01(g) hereof;
     (ii) copies of the resolutions adopted by the Board of Directors and shareholders of Monroe certified by the Secretary of Monroe relative to the approval of this Agreement and the Merger;
     (iii) the opinion required by Section 7.01(i) hereof;
     (iv) the tax opinion required by Section 7.02(h) hereof;
     (v) a certification of the Monroe Delinquent Loans by an officer of Monroe;
     (vi) a certification of the Monroe Consolidated Shareholders Equity as of the end of the month prior to the Effective Time from Monroe’s outside, independent certified public accountants; and
     (vii) other documents as ONB or its legal counsel may reasonably request.

ARTICLE XI.
MISCELLANEOUS
     11.01 Effective Agreement. This Agreement and the recitals hereof shall be binding upon and inure to the benefit of and be enforceable by the respective parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations of the respective parties hereto under this Agreement may be assigned by any party hereto without the prior written consent of the other parties hereto. The representations, warranties, covenants and agreements contained in this Agreement, as well as the documents and instruments referred to herein, are for the sole benefit of the parties hereto and their successors and assigns, and they will not be construed as conferring any rights on any other Persons, except for Sections 1.01(b) and 11.08 hereof, other than the right of Monroe, on behalf of its shareholders, to pursue damages in the event of fraud or an intentional breach of this Agreement as provided in Section 8.02(a) hereof.
     11.02 Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement; (ii) waive any inaccuracies in the representations or warranties of the other parties contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other parties of any of the covenants or agreements to be performed by it or them under this Agreement; or (iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Merger. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement will not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.
     (b) This Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.
     11.03 Notices. All notices, requests and other communications hereunder will be in writing (which will include telecopier communication) and will be deemed to have been duly given if delivered by hand and receipted for, delivered by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB:	with a copy to (which will not constitute notice):

Old National Bancorp One Main Street Evansville, Indiana 47708 ATTN: Jeffrey L. Knight, Executive Vice President, Corporate Secretary and Chief Legal Counsel Fax: (812) 468-0399	Krieg DeVault LLP One Indiana Square Suite 2800 Indianapolis, Indiana 46204 ATTN: Michael J. Messaglia Fax: (317) 636-1507

If to Monroe:	with a copy to (which will not constitute notice):

Monroe Bancorp 210 East Kirkwood Avenue Bloomington, Indiana 47408 ATTN: Mark D. Bradford, President and Chief Executive Officer Fax: (812) 331-3521	Barnes & Thornburg LLP 11 South Meridian Street Indianapolis IN 46204 ATTN: Claudia V. Swhier Fax: (317) 231-7433
or such substituted address or Person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.
     11.04 Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.
     11.05 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.
     11.06 Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by facsimile, each of which will be an original, but such counterparts shall together constitute one and the same instrument.
     11.07 Governing Law; Enforcement; Specific Performance; Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without regard to principles of conflicts of law. The parties hereto hereby agree that all claims, actions, suits and proceedings between the parties hereto relating to this Agreement shall be filed, tried and litigated only in the Circuit or Superior Courts of Marion County, Indiana or the United States District Court for the Southern Division. In connection with the foregoing, the parties hereto consent to the jurisdiction and venue of such courts and expressly waive any claims or defenses of lack of personal jurisdiction of or proper venue by such courts. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms on a timely basis or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified above, this being in addition to any other remedy to which they are entitled at law or in equity. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTION AGREEMENTS.
     11.08 Indemnification. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of Monroe and its Subsidiaries as provided in its charters or by-laws and any existing indemnification agreements or arrangements of Monroe described in the Monroe Disclosure Schedule, shall survive the Merger and shall continue in full force and effect in accordance with their terms to the extent permitted by law, and shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring or alleged to occur at or prior to the Effective Time.
     (b) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of Monroe (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of Monroe or its predecessors or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best reasonable efforts to defend against and respond thereto.
     (c) ONB shall cause any successor, whether by consolidation, merger or transfer of substantially all of its properties or assets, to comply with its obligations under this Article. The provisions of this Article shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and other Person named herein and his or her heirs and representatives.
     11.09 Entire Agreement. This Agreement and the Exhibits hereto supersede all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Merger or matters contemplated herein and constitute the entire agreement between the parties hereto, except as otherwise provided herein and except for the Confidentiality Agreement dated August 9, 2010, by and between Monroe and ONB (the “Confidentiality Agreement”). Upon the execution of this Agreement by all the parties hereto, any and all other prior writings of either party relating to the Merger, will terminate and will be rendered of no further force or effect. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.
     11.10 Survival of Representations, Warranties or Covenants. Except as set forth in the following sentence, none of the representations, warranties or covenants of the parties will survive the Effective Time or the earlier termination of this Agreement, and thereafter ONB, Monroe and all the respective directors, officers and employees of ONB and Monroe will have no further liability with respect thereto. The covenants contained in Section 8.02 shall survive termination of this Agreement. The covenants contained in Sections 1.01(b) and 11.08 shall survive the Effective Time.
     11.11 Expenses. Except as provided elsewhere in this Agreement, each party to this Agreement shall pay its own expenses incidental to the Merger contemplated hereby.
     11.12 Certain References. Whenever in this Agreement a singular word is used, it also will include the plural wherever required by the context and vice-versa, and the masculine or neuter gender shall include the masculine, feminine and neuter genders. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term “business day” will mean any day except Saturday and Sunday when Old National Bank, in Evansville, Indiana, is open for the transaction of business.
     11.13 Disclosure Schedules. The mere inclusion of an item in a party’s Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by such party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect. Further, while each party will use commercially reasonable efforts to specifically reference each Section of this Agreement under which such disclosure is made pursuant to such party’s Disclosure Schedule, any information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section of this Agreement in such party’s Disclosure Schedule unless it is reasonably apparent the disclosed information relates to another Section or Sections of this Agreement notwithstanding the absence of a specific cross-reference.
[Signature Page Follows]

     IN WITNESS WHEREOF, ONB and Monroe have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

OLD NATIONAL BANCORP
By:	/s/ Robert G. Jones
Robert G. Jones, President and
Chief Executive Officer

MONROE BANCORP
By:	/s/ Mark D. Bradford
Mark D. Bradford, President and
Chief Executive Officer

TABLE OF CONTENTS

ARTICLE I. THE MERGER	1

1.01 The Merger	1
1.02 Reservation of Right to Revise Structure	2
1.03 Tax Free Reorganization	3
1.04 Absence of Control	3
1.05 Bank Merger	3
1.06 No Dissenters’ Rights	3

ARTICLE II. MANNER AND BASIS OF EXCHANGE OF STOCK	3

2.01 Consideration	3
2.02 Adjustments to Exchange Ratio	4
2.03 Fractional Shares	5
2.04 Exchange Procedures	5
2.05 Anti-Dilution Adjustments	6

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF MONROE	7

3.01 Organization and Authority	8
3.02 Authorization	8
3.03 Capitalization	9
3.04 Organizational Documents	10
3.05 Compliance with Law	10
3.06 Accuracy of Statements Made and Materials Provided to ONB	10
3.07 Litigation and Pending Proceedings	11
3.08 Financial Statements and Reports	11
3.09 Material Contracts	12
3.10 Absence of Undisclosed Liabilities	13
3.11 Title to Properties	13
3.12 Loans and Investments	15
3.13 No Shareholder Rights Plan	15
3.14 Employee Benefit Plans	16
3.15 Obligations to Employees	19
3.16 Taxes, Returns and Reports	20
3.17 Deposit Insurance	20

i

3.18 Insurance	20
3.19 Books and Records	20
3.20 Broker’s, Finder’s or Other Fees	21
3.21 Interim Events	21
3.22 Monroe Securities and Exchange Commission Filings	22
3.23 Insider Transactions	22
3.24 Indemnification Agreements	22
3.25 Shareholder Approval	23
3.26 Intellectual Property	23
3.27 Community Reinvestment Act	23
3.28 Bank Secrecy Act	24
3.29 Agreements with Regulatory Agencies	24
3.30 Internal Controls	24
3.31 Fiduciary Accounts	25
3.32 Opinion of Financial Advisor	25

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ONB	25

4.01 Organization and Authority	26
4.02 Authorization	27
4.03 Capitalization	28
4.04 Organizational Documents	28
4.05 Compliance with Law	28
4.06 Accuracy of Statements Made and Materials Provided to Monroe	29
4.07 Litigation and Pending Proceedings	29
4.08 Financial Statements and Reports	30
4.09 Absence of Undisclosed Liabilities	30
4.10 Title to Properties	31
4.11 Adequacy of Reserves	32
4.12 Employee Benefit Plans	32
4.13 Taxes, Returns and Reports	32
4.14 Deposit Insurance	33
4.15 Insurance	33
4.16 Books and Records	33
4.17 Broker’s, Finder’s or Other Fees	33
4.18 ONB Securities and Exchange Commission Filings	33
4.19 Community Reinvestment Act	33
4.20 Bank Secrecy Act	34

ARTICLE V. COVENANTS OF MONROE	34

5.01 Shareholder Approval	34
5.02 Other Approvals	34
5.03 Conduct of Business	34
5.04 Insurance	38
5.05 Accruals for Loan Loss Reserve and Expenses	38
5.06 Acquisition Proposals	39
5.07 Press Releases	42
5.08 Material Changes to Disclosure Schedules	42
5.09 Access; Information	42
5.10 Financial Statements	43
5.11 Environmental	44
5.12 Governmental Reports and Shareholder Information	44
5.13 Adverse Actions	45
5.14 Employee Benefits	45
5.15 Termination of Thrift Plan	45
5.16 Transition of Monroe ESOP	45
5.17 Disposition of Fully Insured Welfare Benefit and Sec. 125 Plans	46
5.18 Continuation of Non-Qualified Deferred Compensation Plans	47
5.19 Prohibition Against Further Stock Option Grants	47
5.20 Dividend Reinvestment Plan	47
5.21 Short-Swing Trading Exception	47
5.22 Subordinated Debentures	47
5.23 Trust Preferred Securities	48
5.24 Monroe Bank	48
5.25 Written Opinion of Financial Advisor	48

ARTICLE VI. COVENANTS OF ONB	48

6.01 Approvals	48
6.02 SEC Registration	48
6.03 Employee Benefit Plans	49
6.04 Adverse Actions	51
6.05 D&O Insurance	52
6.06 Short-Swing Trading Exemption	52
6.07 Material Changes to ONB Disclosure Schedules	52
6.08 Governmental Report and Shareholder Information	52

ARTICLE VII. CONDITIONS PRECEDENT TO THE MERGER	52

7.01 ONB	52
7.02 Monroe	55

ARTICLE VIII. TERMINATION OF MERGER	56

8.01 Termination	56
8.02 Effect of Termination	59

ARTICLE IX. EFFECTIVE TIME OF THE MERGER	60

ARTICLE X. CLOSING	61

10.01 Closing Date and Place	61
10.02 Deliveries	61

ARTICLE XI. MISCELLANEOUS	62

11.01 Effective Agreement	62
11.02 Waiver; Amendment	62
11.03 Notices	62
11.04 Headings	63
11.05 Severability	63
11.06 Counterparts; Facsimile	63
11.07 Governing Law; Enforcement; Specific Performance; Jury Trial	63
11.08 Indemnification	64
11.09 Entire Agreement	64
11.10 Survival of Representations, Warranties or Covenants	65
11.11 Expenses	65
11.12 Certain References	65
11.13 Disclosure Schedules	65

Index of Exhibits

Exhibit A	Voting Agreement

Exhibit 1.01(e)(i)	Articles of Merger

Exhibit 1.01(e)(ii)	Plan of Merger

Exhibit 2.02(c)	Exchange Ratio Adjustment Schedule

Exhibit 6.03(j)	ONB Severance and Change of Control Agreement with Mark D. Bradford

a

EXHIBIT A
VOTING AGREEMENT
     Each of the undersigned directors of Monroe Bancorp (“Monroe”) hereby agrees in his or her individual capacity as a shareholder to vote his or her shares of Monroe Common Stock that are registered in his or her personal name (and agrees to use his or her reasonable efforts to cause all additional shares of Monroe Common Stock owned jointly by him or her with any other person or by his or her spouse or over which he or she has voting influence or control to be voted) in favor of the Agreement and Plan of Merger by and between Old National Bancorp and Monroe, dated October 5, 2010 (the “Agreement”). In addition, each of the undersigned directors hereby agrees not to make any transfers of shares of Monroe with the purpose of avoiding his or her agreements set forth in the preceding sentence and agrees to cause any transferee of such shares to abide by the terms of this Voting Agreement. Each of the undersigned is entering into this Voting Agreement solely in his or her capacity as an individual shareholder and, notwithstanding anything to the contrary in this Voting Agreement, nothing in this Voting Agreement is intended or shall be construed to require any of the undersigned, in his or her capacity as a director of Monroe, to act or fail to act in accordance with his or her fiduciary duties in such director capacity. Furthermore, none of the undersigned makes any agreement or understanding herein in his or her capacity as a director of Monroe. Notwithstanding any contrary provision herein, this Voting Agreement shall be effective from the date hereof and shall terminate and be of no further force and effect upon the earliest of (a) the consummation of the Merger (as defined in the Agreement); (b) the termination of the Agreement in accordance with its terms; or (c) the taking of such action whereby a majority of Monroe’s Board of Directors, in accordance with the terms and conditions of Section 5.06 of the Agreement, withdraws its favorable recommendation of the Agreement to its shareholders. This Voting Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.
     Dated this 5th day of October, 2010.

Bradford J. Bomba, Jr., M.D.	Steven R. Crider

Mark D. Bradford	Joyce Claflin Harrell

James D. Bremner	Paul W. Mobley

James G. Burkhart	Charles R. Royal, Jr.

EXHIBIT 1.01(e)(i)
ARTICLES OF MERGER
OF
MONROE BANCORP
(An Indiana Corporation)
WITH AND INTO
OLD NATIONAL BANCORP
(An Indiana Corporation)
     In compliance with the requirements of the Indiana Business Corporation Law, as amended (the “Act”), the undersigned corporations, desiring to effect a merger, set forth the following facts:
Article I
SURVIVING CORPORATION
     Section 1. The corporation surviving the merger is Old National Bancorp (the “Surviving Corporation”). The Surviving Corporation’s name has not been changed as a result of the merger and will remain “Old National Bancorp.”
     Section 2. The Surviving Corporation is a domestic corporation existing pursuant to the provisions of the Act, was incorporated in Indiana on July 19, 1982, and will maintain its principal office at One Main Street, Evansville, Vanderburgh County, Indiana 47708.
Article II
MERGING CORPORATION
     The name, state of incorporation and date of incorporation of the corporation, other than the Surviving Corporation, which is a party to the merger is as follows:

Monroe Bancorp
(Name of Corporation)

Indiana		February 8, 1984

(State of Domicile)		(Date of Incorporation)

Article III
PLAN OF MERGER
     The Plan of Merger (the “Agreement”) dated                     , 2010, containing such information as required by the Act, is set forth in Exhibit A attached hereto and made a part hereof.
Article IV
MANNER OF ADOPTION AND VOTE
Section 1. Action by Surviving Corporation
     A. Action by Directors. The Agreement was adopted at a meeting of the Board of Directors of Old National Bancorp duly held and convened on                     , 2010.
     B. Vote of Shareholders. Approval by Old National Bancorp’s shareholders of the merger contemplated by the Agreement is not required, pursuant to Section 23-1-40-3(g) of the Act.
Section 2. Action by Merging Corporation
     A. Action by Directors. The Agreement was adopted at a meeting of the Board of Directors of Monroe Bancorp duly held and convened on                     , 2010.
     B. Vote of Shareholders. With respect to Monroe Bancorp, the designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the merger, and number of shares voted in favor or against or having abstained as to the merger are set forth below:

Designation of Voting Group	Common Stock

Number of Outstanding Shares

Number of Votes Entitled to be Cast

Shares Voted in Favor

Shares Voted Against

Shares Abstained

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     The number of votes cast for approval of the Agreement by the shareholders of Monroe Bancorp was sufficient for approval thereof.
Article V
EFFECTIVE DATE AND TIME
     The effective date and time of the merger hereby effectuated shall be [11:59 p.m.], [Eastern Standard Time], [                     , 201    .]
*      *      *
     IN WITNESS WHEREOF, the undersigned Surviving Corporation and Merging Corporation, by their respective Presidents, acting for and on behalf of such corporations, hereby execute these Articles of Merger; and each of such corporations certifies to the truth of the facts and acts relating to it and the action taken by its respective Board of Directors and shareholders.
     Dated this                      day of                     , 2010.

OLD NATIONAL BANCORP (“Surviving Corporation”)
By:
Robert G. Jones, President and
Chief Executive Officer

MONROE BANCORP (“Merging Corporation”)
By:
Mark D. Bradford, President and
Chief Executive Officer

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EXHIBIT 1.01(e)(ii)
PLAN OF MERGER
     THIS PLAN OF MERGER (“Agreement”) is made and entered into this                      day of                     , 2010 by and between Old National Bancorp (“ONB” or the “Surviving Corporation”) and Monroe Bancorp (“Monroe” or the “Merging Corporation”).
W I T N E S S E T H:
     WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the “BHC Act”), with its principal office located in Evansville, Vanderburgh County, Indiana; and
     WHEREAS, Monroe is an Indiana corporation registered as a bank holding company under the BHC Act, with its principal office located in Bloomington, Monroe County, Indiana; and
     WHEREAS, ONB and Monroe seek to affiliate through a corporate reorganization whereby Monroe will merge with and into ONB; and
     WHEREAS, pursuant to a separate Agreement and Plan of Merger (the “Merger Agreement”), dated October 5, 2010, Monroe has agreed to merge with and into ONB; and
     WHEREAS, the Boards of Directors of each of the parties hereto have determined that it is in the best interests of their respective corporations and their respective shareholders to consummate the merger provided for herein and have approved this Agreement.
     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby make this Agreement and prescribe the terms and conditions of the merger of Monroe with and into ONB, and the mode of carrying such merger into effect as follows:
ARTICLE I
THE MERGER
     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined herein), Monroe shall be merged with and into and under the Articles of Incorporation of ONB (the “Merger”). ONB shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Indiana. At the Effective Time, the separate corporate existence of Monroe shall cease.

ARTICLE II
THE SURVIVING CORPORATION
     Section 2.1 Name and Offices. Upon and following the Effective Time of the Merger, the name of the Surviving Corporation shall be Old National Bancorp, and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law (the “IBCL”). The principal office of the Surviving Corporation shall be located at One Main Street, Evansville, Vanderburgh County, Indiana until such time as the Board of Directors designates otherwise.
     Section 2.2 Authorized Shares. The total number of shares that ONB shall have authority to issue is 150,000,000 shares of common stock and 2,000,000 shares of preferred stock.
     Section 2.3 Directors of the Surviving Corporation. The directors of the Surviving Corporation following the Effective Time shall be those individuals serving as directors of ONB at the Effective Time until such time as their successors have been duly elected and have qualified or until their earlier resignation, death, or removal as a director.
     Section 2.4 Officers of the Surviving Corporation. The officers of ONB serving at the Effective Time shall continue to serve as the officers of the Surviving Corporation, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.
     Section 2.5 Articles of Incorporation and Bylaws.
(a)	Articles of Incorporation. The Articles of Incorporation of ONB in existence at the Effective Time shall remain the Articles of Incorporation of the Surviving Corporation following the Effective Time, until such Articles of Incorporation shall be amended or repealed as provided therein or by applicable law.

(b)	Bylaws. The Bylaws of ONB in existence at the Effective Time shall remain the Bylaws of the Surviving Corporation following the Effective Time, until such Bylaws shall be amended or repealed as provided therein or by applicable law.
     Seciton 2.6 Effect of the Merger. At the Effective Time, the title to all assets, real estate and other property owned by Monroe shall vest in Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended, without reversion or impairment. At the Effective Time, all liabilities of Monroe shall be assumed by Surviving Corporation as set forth in Indiana Code Section 23-1-40-6, as amended.

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ARTICLE III
MANNER AND BASIS OF EXCHANGE OF STOCK
     Section 3.1 Manner of Conversion of Shares. Upon and by virtue of the Merger becoming effective at the Effective Time,
(a)	Each share of common stock of Monroe issued and outstanding immediately prior to the Effective Time shall become and be converted into the right to receive [ ] shares of common stock of ONB (the “Exchange Ratio”), without par value, as adjusted pursuant to the Merger Agreement (the “Merger Consideration”) by virtue of the Merger, without any action on the part of the holder thereof (except as provided in Section 3.5 below; and

(b)	Each holder of Monroe common stock who otherwise would be entitled to a fractional share of ONB common stock shall receive an amount in cash (without interest) determined by multiplying such fraction by the average per share closing price of a share of ONB Common Stock as quoted on the New York Stock Exchange (“NYSE”) during the ten (10) trading days preceding the fifth (5th) calendar day preceding the Effective Time (the “Average Share Price”).
     Seciton 3.2 Effect of Conversion. At and after the Effective Time, each share certificate which immediately prior to the Effective Time represented outstanding shares of common stock of Monroe (“Monroe Certificate”) shall represent only the right to receive the Merger Consideration.
     Section 3.3 Exchange of Certificate. Each holder of Monroe common stock shall, upon the surrender of such certificate to the Surviving Corporation for cancellation after the Effective Time, be entitled to receive from the Surviving Corporation a certificate representing that number of whole shares of ONB common stock that each holder of Monroe has the right to receive, and a check in the amount of any cash that such holder has the right to receive, including any cash in lieu of fractional share, pursuant to Section 3.1 hereof.
     Seciton 3.4 Stock Options. At the Effective Time, each outstanding option to purchase Monroe common stock (a “Monroe Stock Option”) without any action on the part of any holder thereof, shall be converted automatically into an option to purchase a number of shares of common stock of ONB (each, an “ONB Stock Option”) equal to the product (rounded down to the nearest whole share) of (A) the number of shares of Monroe common stock subject to such Monroe Stock Option and (B) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price of such Monroe Stock Option divided by (2) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each ONB Stock Option will become fully vested, and shall otherwise continue to be governed by the same terms and conditions as were applicable under the Monroe Stock Option immediately prior to the Effective Time.
     Section 3.5 Treasury Stock. Each share of Monroe common stock that, immediately prior to the Effective Time, is held as treasury stock of Monroe or held directly or indirectly by

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ONB (other than shares held by ONB in a fiduciary capacity or in satisfaction of a debt previously contracted) shall by virtue of the Merger be canceled and retired and shall cease to exist, and no exchange or payment shall be made therefor shall by virtue of the Merger be cancelled and retired and shall cease to exist, and no exchange or payment shall be made therefor.
ARTICLE IV
CONDITIONS PRECEDENT
     The obligation of ONB and Monroe to consummate the Merger contemplated by this Agreement is subject to the receipt of all required approvals of the shareholders of Monroe and the receipt of all appropriate orders, consents, approvals and clearances from all necessary regulatory agencies and governmental authorities whose orders, consents, approvals or clearances are required by law for consummation of the Merger, as well as the satisfaction of the conditions set forth in the Merger Agreement.
ARTICLE V
EFFECTIVE TIME
      Subject to the terms and upon satisfaction of all requirements of law and the conditions specified in this Agreement, the Merger shall become effective on the date and at the time specified in the Articles of Merger filed with the Indiana Secretary of State.
ARTICLE VI
TERMINATION
     Section 6.1 Manner of Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time as provided in the Merger Agreement.
     Section 6.2 Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or liabilities by reason of this Agreement or the termination thereof on the part of either party hereto or their respective directors, officers, employees, agents and shareholders, except as expressly provided in the Merger Agreement, including without limitation: (i) the confidentiality provisions of the Merger Agreement; and (ii) the payment of their respective expenses, as set forth in the Merger Agreement.
ARTICLE VII
MISCELLANEOUS
     Section 7.1 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

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     Section 7.2 Entire Agreement. This Agreement together with the Merger Agreement and that certain Confidentiality Agreement dated August 9, 2010, by and between Monroe and ONB, set forth the entire understanding of the parties hereto with respect to the subject matter hereof and merges and supersedes all prior and contemporaneous understandings with respect to the subject matter hereof. This Agreement is delivered subject to the terms and conditions of the Merger Agreement and in the event of any conflict between the provisions of this Agreement and the provisions of the Merger Agreement, the provisions of the Merger Agreement shall control.
     Section 7.3 Notices. Any notices, request or instruction to be given hereunder to any party hereto shall be in writing and delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid to the other party hereto and marked to the attention of the Chairman of the Board or President of such party.
     Section 7.4 Amendments; Waivers. No amendments of this Agreement shall be binding unless executed in writing by all parties hereto. Any waiver of any provision of this Agreement shall be in writing, and no waiver of any provision shall be deemed a waiver of any other provision or constitute a continuing waiver.
     Section 7.5 Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had ever been contained herein.
     Section 7.6 Governing Law. This Agreement has been executed and delivered in the State of Indiana and shall be construed and governed in accordance with the laws of the State of Indiana, without reference to the conflict or choice of law principles thereof.
     Section 7.7 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.
*      *      *

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     IN WITNESS WHEREOF, Old National Bancorp and Monroe Bancorp have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed and attested by their duly authorized officers.

Old National Bancorp “ONB”
By:
Robert G. Jones, President and
Chief Executive Officer
ATTEST:

By:
Jeffrey L. Knight, Secretary

Monroe Bancorp “Monroe”
By:
Mark D. Bradford, President and
Chief Executive Officer
ATTEST:

By:
R. Scott Walters, Secretary

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EXHIBIT 2.02(c)
Exchange Ratio Adjustment Schedule

Percentage Decrease
Monroe Delinquent Loans	to Exchange Ratio
(dollars in millions)	(%)
$59.72 or more, less than or equal to $60.72	0.4748%
Greater than $60.72, less than or equal to $61.72	0.9496%
Greater than $61.72, less than or equal to $62.72	1.4245%
Greater than $62.72, less than or equal to $63.72	1.8993%
Greater than $63.72, less than or equal to $64.72	2.3741%
Greater than $64.72, less than or equal to $65.72	2.8489%
Greater than $65.72, less than or equal to $66.72	3.3238%
Greater than $66.72, less than or equal to $67.72	3.7986%
Greater than $67.72, less than or equal to $68.72	4.2734%
Greater than $68.72, less than or equal to $69.72	4.7482%
Greater than $69.72, less than or equal to $70.72	10.4461%
Greater than $70.72, less than or equal to $71.72	11.3957%
Greater than $71.72, less than or equal to $72.72	12.3454%
Greater than $72.72, less than or equal to $73.72	13.2950%
Greater than $73.72, less than or equal to $74.72	14.2447%
Greater than $74.72, less than or equal to $75.72	15.1943%
Greater than $75.72, less than or equal to $76.72	16.1439%

EXHIBIT 6.03(j)
SEVERANCE AND CHANGE OF CONTROL AGREEMENT
     THIS SEVERANCE AND CHANGE OF CONTROL AGREEMENT (“Agreement”) is made and entered into by and between Old National Bancorp, an Indiana corporation (“Company”), and Mark D. Bradford (“Executive”), ________________________, effective as of the date of its execution.
Background
     A. The Company wishes to encourage the Executive to devote his full time and attention to the faithful performance of his management responsibilities and to assist the Board of Directors in evaluating business options and pursuing the best interests of the Company and its shareholders without being influenced by the uncertainties of his own employment situation.
     B. The Company employs the Executive in a position of trust and confidence, and the Executive has become acquainted with the Company’s Business, its officers and employees, its strategic and operating plans, its business practices, processes, and relationships, the needs and expectations of its Customers and Prospective Customers, and its trade secrets and other property, including Confidential Information.
     C. The Company and the Executive wish to enter into this Agreement, effective upon the closing of the Agreement and Plan of Merger between Monroe Bancorp, Inc. and Old National Bancorp.
Agreement
     NOW, THEREFORE, in consideration of the premises, continued employment on an at-will basis, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Executive and the Company agree as follows:
     1. Defined Terms. Throughout this Agreement, when the first letter of a word (or the first letter of each word in a phrase) is capitalized, the word or phrase shall have the meaning specified in Appendix A.
     Term. The initial term of this Agreement shall begin upon the closing of the Agreement and Plan of Merger between Monroe Bancorp, Inc. and Old National Bancorp and shall continue through December 31, 2011; provided, however, that beginning on January 1, 2012, and on the first day of each year thereafter, the term of this Agreement shall automatically be extended by one year, unless either the Company or the Executive shall have provided notice to the other at least sixty (60) days before such date that the term shall not be extended. Notwithstanding the preceding provisions of this Section, if a Change of Control occurs during the term of this Agreement, such term (other than with respect to the provisions of Section 5) shall not end before the second anniversary of the Change of Control; provided, however, this sentence shall apply only to the first Change of Control while this Agreement is in effect. If the Executive’s

Employment Terminates during the Term, the obligations contained in the Restrictive Covenants shall survive the Term.
     2. Termination of Employment; Resignation of Officer and Director Positions. The Executive is an at-will employee. Subject to its payment obligations under this Section and Section 5 or 6, if applicable, the Company may Terminate the Executive’s Employment at any time, with or without cause. The Executive may voluntarily Terminate his Employment at any time by providing at least thirty (30) days prior notice to the Company. Regardless of whether his Termination of Employment is voluntary or involuntary, the Executive shall resign from any director positions with the Employer, effective as of his Termination Date. Upon Termination of Employment, the Executive shall be entitled to the following, in addition to any benefits payable under Section 5 or 6:
     (a) Any earned but unpaid base salary, at the Executive’s then effective annual rate, through his Termination Date, plus any accrued vacation pay due to the Executive under the Employing Companies’ vacation program through his Termination Date, which amounts shall be paid to the Executive not later than the payroll date for the payroll period next following his Termination Date.
     (b) Provided that the Executive applies for reimbursement in accordance with the Employing Companies’ established reimbursement procedures (within the period required by such procedures but under no circumstances later than thirty (30) days after his Termination Date), the Employing Companies shall pay the Executive any reimbursements to which he is entitled under such procedures not later than the payroll date for the payroll period next following the date on which the Executive applies for reimbursement.
     (c) Any benefits (other than severance) payable to the Executive under any of the Employing Companies’ incentive compensation or employee benefit plans or programs shall be payable in accordance with the provisions of those plans or programs.
     3. Application of Agreement. Under no circumstances shall the Executive be entitled to payments pursuant to both Section 5 and Section 6 of this Agreement.
     4. Non-Change of Control Severance Benefit.
     (a) Subject to (i) the Executive’s timely execution and filing of a Release in accordance with Section 17, (ii) the expiration of any applicable waiting periods contained herein, and (iii) the following provisions of this Section, the Employing Companies’ shall provide the Executive with the payments and benefits set forth in this Section, if during the Term and before the occurrence of a Change of Control, either (i) the Employing Companies Terminate the Executive’s Employment (other than a termination for Unacceptable Performance, Disability, or death pursuant to Section 8), or (ii) the Executive voluntarily Terminates his Employment for Good Reason pursuant to Section 9. Notwithstanding the preceding provisions of this Subsection, the Executive shall not be entitled to benefits pursuant to this Section, if he is entitled to benefits pursuant to Section 6. Any amount payable to the Executive pursuant to this Section is in addition to amounts already owed to him by the Employing Companies and is in consideration of the covenants set forth in this Agreement and/or the Release.

     (b) As soon as administratively feasible (and not more than five (5) business days) after the Company’s receipt of the Release and the expiration of any applicable waiting periods contained herein, the Employing Companies shall pay to the Executive a single lump sum payment equal to the Executive’s Weekly Pay multiplied by the greater of (i) fifty-two (52) or (ii) two (2) times his Years of Service.
     (c) If permissible under the Employing Companies’ group medical plan and if properly elected by the Executive, the Employing Companies shall pay for the cost of COBRA continuation coverage for the Executive (and his spouse and dependents, if any, covered by the Employing Companies’ group medical plan on his Termination Date), for the twelve (12) month period following his Termination of Employment (or such shorter period during which such person is eligible for COBRA continuation coverage).
     (d) If permissible under the Employing Companies’ group term life insurance plan, whether through conversion or otherwise, the Employing Companies shall continue to provide term life insurance coverage substantially the same as that provided for the Executive immediately before his Termination of Employment and shall pay for the cost thereof for the twelve (12) month period following his Termination of Employment.
     (e) The Employing Companies shall pay the cost of outplacement services incurred by the Executive during the twelve (12) month period following his Termination of Employment and provided by a firm of the Executives’ choice, up to a total of Fifteen Thousand Dollars ($15,000). Reimbursements for outplacement expenses incurred during a calendar year shall be paid not later than March 15 of the following year.
     (f) If payments to the Executive pursuant to this Agreement would result in total Parachute Payments to the Executive, whether or not made pursuant to this Agreement, with a value (as determined pursuant to Code Section 280G and the guidance thereunder) greater than one hundred percent (100%) of the Parachute Payment Limit, the provisions of Section 7 shall apply as if set out in this Section 5.
     (g) Notwithstanding the preceding provisions of this Section, if the Executive is a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i), to the extent required by such Code Section, payments otherwise required by this Section shall be delayed to the earliest date on which such payments are permitted. Furthermore, the obligations of the Employing Companies to make payments to the Executive hereunder are subject to compliance with any applicable provisions of the Federal Deposit Insurance Company regulations found in Part 359 (entitled “Golden Parachute And Indemnification Payments”) of Title 12 of the Code of Federal Regulations (or any successor provisions).
     5. Change of Control Severance Benefit.
     (a) Subject to (i) the Executive’s timely execution and filing of a Release in accordance with Section 17, (ii) the expiration of any applicable waiting periods contained herein, and (iii) the following provisions of this Section, the Employing Companies shall provide the Executive with the payments and benefits set forth in this Section, if (i) during the Term and concurrent with or within twelve (12) months after a Change in Control, the Executive voluntarily terminates his Employment by providing thirty (30) days prior written notice to the Company, or (ii) during the Term and concurrent with or within two (2) years after a Change of Control, either (A) the Employing Companies Terminate the Executive’s Employment (other than a termination for Cause, Disability, or death pursuant to Section 8), or (B) the Executive voluntarily Terminates his Employment pursuant to Section 9 for Good Reason.
     (b) As soon as administratively feasible (and not more than five (5) business days) after the Company’s receipt of the Release and the expiration of any applicable waiting periods, the Employing Companies shall pay to the Executive a single lump sum payment in an amount equal to the product of (i) two (2) times (ii) the sum of (A) the Executive’s annual base salary, at the greater of the rate in effect on the Change of Control Date or the Termination Date, plus (B) the Executive’s target bonus for the year containing the Change in Control Date or, if greater, for the year preceding the Change in Control Date, subject to the limitations and reimbursement provisions of Subsection (h) and Section 7.
     (c) If permissible under the Employing Companies’ group medical plan, the Employing Companies shall continue to provide group medical coverage for the Executive (and his spouse and dependents, if any, covered by the Employing Companies’ group medical plan on his Termination Date), for the twenty-four (24) month period following his Termination of Employment. Such coverage shall be at the Employing Companies’ expense and shall be the same as that offered to active employees under the Employing Companies’ group medical plan. If the coverage described in the preceding provisions is not available under the Employing Companies’ group medical plan, the Employing Companies shall provide for substantially similar coverage at their expense. Coverage provided pursuant to this Subsection shall be concurrent with any required continuation coverage period under COBRA.
     (d) For the twenty-four (24) month period following the Executive’s Termination of Employment, the Employing Companies shall continue to provide term life insurance coverage substantially the same as that provided for the Executive immediately before his Termination Date.
     (e) The Employing Companies shall pay the cost of outplacement services incurred by the Executive during the twelve (12) month period following his Termination of Employment and provided by a firm of the Executives’ choice, up to a total of Fifteen Thousand Dollars ($15,000). Reimbursements for outplacement expenses incurred during a calendar year shall be paid not later than March 15 of the following year.
     (f) To the extent that coverage or benefits under Subsection (c), (d), or (e) results in taxable income to the Executive, the Employing Companies shall reimburse the Executive for any taxes payable on account of such coverage, so that the Executive is in the same after-tax position in which he would have been had such reimbursements not been taxable. The Employing Companies shall pay the reimbursement required by the preceding sentence as soon as administratively practicable after the Executive demonstrates payment of the related taxes and not later than the last day of the calendar year in which such taxes are paid.

     (g) All outstanding Company stock options, to the extent not previously vested and exercisable, shall become vested and exercisable upon the Executive’s Termination of Employment.
     (h) If payments to the Executive pursuant to this Agreement would result in total Parachute Payments to the Executive, whether or not made pursuant to this Agreement, with a value (as determined pursuant to Code Section 280G and the guidance thereunder) greater than one hundred percent 100% of the Parachute Payment Limit, the provisions of Section 7 shall apply as if set out in this Section 6.
     (i) Notwithstanding the preceding provisions of this Section, if the Executive is a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i), to the extent required by such Code Section, payments otherwise required by this Section shall be delayed to the earliest date on which such payments are permitted. Furthermore, the obligations of the Employing Companies to make payments to the Executive hereunder are subject to compliance with any applicable provisions of the Federal Deposit Insurance Corporation regulations found in Part 359 (entitled “Golden Parachute And Indemnification Payments”) of Title 12 of the Code of Federal Regulations (or any successor provisions).
     6. Provisions Relating to Parachute Payments.
     (a) If payments and benefits to or for the benefit of the Executive, whether pursuant to this Agreement or otherwise, would result in total Parachute Payments to the Executive with a value equal to or greater than one hundred percent (100%) but less than one hundred ten percent (110%) of the Parachute Payment Limit, the amount payable pursuant to Subsection 5(b) or 6(b), as applicable shall be reduced so that the value of all Parachute Payments to the Executive, whether or not made pursuant to this Agreement, is equal to the Parachute Payment Limit minus One Dollar ($1.00).
     (b) To the extent that payments or benefits to or for the benefit of the Executive, whether pursuant to this Agreement or otherwise, would result in total Parachute Payments with a value equal to or greater than one hundred ten percent (110%) of the Parachute Payment Limit, the Employing Companies shall pay to the Executive a single lump sum payment equal to the sum of (i) the excise taxes payable by Executive as a result of any Excess Parachute Payments and (ii) all federal, state, and local employment, income, and excise taxes payable by the Executive on account of a reimbursement pursuant to clause (i) or (ii) of this Subsection, so that the Executive is in the same after-tax position in which he would have been had no portion of the Parachute Payments to him been subject to Code Section 4999. The Employing Companies shall make the payment required by this Subsection as soon as administratively practicable after the Executive presents evidence of the taxes for which reimbursement is due hereunder and under no circumstances after the end of the year in which such taxes are paid.
     (c) The amount of Parachute Payments and the Parachute Payment Limit shall be determined as provided in this Subsection (c). The Company shall direct its independent auditor (“Auditor”) or such other accounting firm experienced in such calculations and acceptable to the Executive to determine whether any Parachute Payments exceed the Parachute Payment Limit and the amount of any adjustment required by Subsection (a) or reimbursement required by

Subsection (b). The Company shall promptly give the Executive notice of the Auditor’s determination. All reasonable determinations made by the Auditor under this Subsection shall be binding on the Employing Companies and the Executive and shall be made within thirty (30) days after the Executive’s Termination of Employment. If, as a result of a later determination by the Internal Revenue Service, the Executive incurs additional taxes as a result of Parachute Payments in excess of the Parachute Payment Limit that have not been fully reimbursed and grossed-up pursuant to Subsection (b), the Employing Companies shall promptly pay to the Executive the amount of any additional taxes, interest, and penalties owed by the Executive as a result of such determination by the Internal Revenue Service, fully grossed up, so that the Executive is in the same after-tax position in which he would have been had such additional taxes not been owed. The Employing Companies shall make the payment required by the preceding sentence as soon as administratively practicable after the Executive presents evidence of the additional taxes for which reimbursement is due hereunder and under no circumstances after the end of the year in which such taxes are paid.
     7. Termination of Employment by the Company for Cause, Unacceptable Performance, Disability, or Death.
     (a) The Company may cause a Termination of the Executive’s Employment for Unacceptable Performance or Disability at any time before a Change in Control. To do so, the Board must provide the Executive with a notice of termination specifying the Termination Date and either the specific act(s) or failure(s) constituting Unacceptable Performance or the circumstances constituting Disability. If the Board’s notice identifies an act or failure constituting Unacceptable Performance that is subject to correction under the definition of Unacceptable Performance and related definitions in this Agreement, the notice shall also specify the period during which the act or failure must be corrected. If the Board determines that the Executive has not corrected the act or failure in all material respects within the required correction period, the Board must then provide a second notice of termination stating the reasons for the termination and the Termination Date, and the Executive’s Employment shall Terminate on such date.
     (b) The Company may cause a Termination of the Executive’s Employment for Cause or Disability at any time concurrent with or after a Change in Control. To do so, the Board must provide the Executive with a notice of termination specifying the Termination Date and either the specific act(s) or failure(s) constituting Cause or the circumstances constituting Disability. If the Board’s notice identifies an act or failure constituting Cause, it shall be accompanied by a resolution duly adopted by not less than three-quarters (3/4) of the entire membership of the Board (after reasonable notice to the Executive and an opportunity for the Executive, together with his counsel, to be heard by the Board), finding, in the reasonable opinion of the Board, that one or more of the events of Cause listed above has occurred and specifying the details thereof. If the act or failure constituting Cause is subject to correction under the definition of Cause and related definitions in this Agreement, the notice shall also specify the period during which the act or failure must be corrected. If the Board determines that the Executive has not corrected the act or failure in all material respects within the required correction period, the Board must then provide a second notice of termination stating the reasons for the termination and the Termination Date, and the Executive’s Employment shall Terminate on such date.

     (c) If the Executive dies before Termination of his Employment, his employment shall terminate automatically on the date of his death.
     (d) In the case of a Termination of Employment pursuant to this Section, the Executive shall not be entitled to benefits or payments pursuant to Section 5 or 6.
     8. Resignation by Executive for Good Reason. If an event of Good Reason occurs during the Term, the Executive may, at any time within the ninety (90) day period following such event, provide the Company with a notice of termination specifying the event of Good Reason and notifying the Company of his intention to Terminate his Employment upon the Employing Companies’ failure to correct the event of Good Reason within thirty (30) days following receipt of the Executive’s notice of termination. If the Employing Companies fail to correct the event of Good Reason and provide the Executive with notice of such correction within such thirty (30) day period, the Executive’s Employment shall Terminate as of the end of such period, and the Executive shall be entitled to benefits as provided in Section 4 and Section 5 or 6, as applicable.
     9. Withholding and Taxes. The Employing Companies may withhold from any payment made hereunder (i) any taxes that the Employing Companies reasonably determine are required to be withheld under federal, state, or local tax laws or regulations, and (ii) any other amounts that the Employing Companies are authorized to withhold. Except for employment taxes that are the obligation of the Employing Companies, the Executive shall pay all federal, state, local, and other taxes (including, without limitation, interest, fines, and penalties) imposed on him under applicable law by virtue of or relating to the payments and/or benefits contemplated by this Agreement, subject to any reimbursement provisions of this Agreement.
     10. Use and Disclosure of Confidential Information.
     (a) The Executive acknowledges and agrees that (i) by virtue of his employment, he will be given access to, and will help analyze, formulate or otherwise use, Confidential Information, (ii) the Employer has devoted (and will devote) substantial time, money, and effort to develop Confidential Information and maintain the proprietary and confidential nature thereof, and (iii) Confidential Information is proprietary and confidential and, if any Confidential Information were disclosed or became known by persons engaging in a business in any way competitive with the Company’s Business, such disclosure would result in hardship, loss, irreparable injury, and damage to the Employer, the measurement of which would be difficult, if not impossible, to determine. Accordingly, the Executive agrees that (i) the preservation and protection of Confidential Information is an essential part of his duties of employment and that, as a result of his employment with the Employing Companies, he has a duty of fidelity, loyalty, and trust to the Employing Companies in safeguarding Confidential Information. The Executive further agrees that he will use his best efforts, exercise utmost diligence, and take all steps necessary to protect and safeguard Confidential Information, whether such information derives from the Executive, other employees of the Employer, Customers, Prospective Customers, or vendors or suppliers of the Employer, and that he will not, directly or indirectly, use, disclose, distribute, or disseminate to any other person or entity or otherwise employ Confidential Information, either for his own benefit or for the benefit of another, except as required in the ordinary course of his employment by the Employing Companies. The Executive shall follow all

Company policies and procedures to protect all Confidential Information and shall take any additional precautions necessary under the circumstances to preserve and protect against the prohibited use or disclosure of any Confidential Information.
     (b) The confidentiality obligations contained in this Agreement shall continue as long as Confidential Information remains confidential (except that the obligations shall continue, if Confidential Information loses its confidential nature through improper use or disclosure, including but not limited to any breach of this Agreement) and shall survive the termination of this Agreement and/or termination of the Executive’s employment with the Employing Companies.
     (c) From time to time, the Employer may, for its own benefit, choose to place certain Confidential Information in the public domain. The fact that Confidential Information may be made available to the public in a limited form and under limited circumstances does not change the confidential and proprietary nature of such information, and does not release the Executive from his obligations with respect to such Confidential Information.
     11. Ownership of Documents and Return of Materials At Termination of Employment.
     (a) Any and all documents, records, and copies thereof, including but not limited to hard copies or copies stored digitally or electronically, pertaining to or including Confidential Information (collectively, “Company Documents”) that are made or received by the Executive during his employment shall be deemed to be property of the Employer. The Executive shall use Company Documents and information contained therein only in the course of his employment for the Employing Companies and for no other purpose. The Executive shall not use or disclose any Company Documents to anyone except as authorized in the course of his employment and in furtherance of the Company’s Business.
     (b) Upon Termination of Employment for any reason, the Executive shall immediately deliver to Employing Companies (with or without request) all Company Documents and all other Employer property in the Executive’s possession or under his custody or control.
     12. Non-Solicitation of Customers and Employees. The Executive agrees that during the Term and for a period of two (2) years following Termination of the Executive’s Employment, the Executive shall not, directly or indirectly, individually or jointly, (i) solicit in any manner, seek to obtain or service, or accept the business of any Customer for any product or service of the type offered by the Employer or competitive with the Company’s Business, (ii) solicit in any manner, seek to obtain or service, or accept the business of any Prospective Customer for any product or service of the type offered by the Employer or otherwise competitive with the Company’s Business, (iii) request or advise any Customer, Prospective Customer, or supplier of the Employer to terminate, reduce, limit, or change its business or relationship with the Employer, or (iv) induce, request, or attempt to influence any employee of the Employer to terminate him or his employment with the Employer.
     13. Covenant Not to Compete. The Executive hereby understands and acknowledges that, by virtue of his position with the Employing Companies, he has obtained advantageous familiarity and personal contacts with Customers and Prospective Customers, wherever located, and the business, operations, and affairs of the Employing Companies. Accordingly, during the term of this Agreement and for a period of two (2) years following the Termination of his Employment, the Executive shall not, directly or indirectly:
     (a) as owner, officer, director, stockholder, investor, proprietor, organizer, employee, agent, representative, consultant, independent contractor, or otherwise, engage in the same trade or business as the Company’s Business, in the same or similar capacity as the Executive worked for the Employing Companies, or in such capacity as would cause the actual or threatened use of the Employer’s trade secrets and/or Confidential Information; provided, however, that this Subsection shall not restrict the Executive from acquiring, as a passive investment, less than five percent (5%) of the outstanding securities of any class of an entity that are listed on a national securities exchange or actively traded in the over-the-counter market. The Executive acknowledges and agrees that, given the level of trust and responsibility given to him while in the Employing Companies’ employ, and the level and depth of trade secrets and Confidential Information entrusted to him, any immediately subsequent (i.e. within two (2) years) employment with a competitor to the Company’s Business would result in the inevitable use or disclosure of the Employer’s trade secrets and Confidential Information and, therefore, this two (2) year restriction is reasonable and necessary to protect against such inevitable disclosure; or
     (b) offer to provide employment or work of any kind (whether such employment is with the Executive or any other business or enterprise), either on a full-time or part-time or consulting basis, to any person who then currently is, or who within two years preceding such offer or provision of employment has been, an employee of the Employer.
The restrictions on the activities of the Executive contained in this Section shall be limited to the following geographical areas:
     (c) within a fifteen (15) mile radius of each banking center location operated by the Employer on the Executive’s Termination Date;
     (d) within each county in which a banking center location is operated by the Employer on the Executive’s Termination Date;
     (e) within a fifty (50) mile radius of Company’s corporate headquarters address in Evansville, Indiana;
     (f) within each city, town, and county in which the Employer began expansion or acquisition planning or efforts during the Executive’s employment with the Employing Companies, and about which Executive gained knowledge of Confidential Information or bore responsibility for expanding the Company’s Business.
     14. Remedies. The Executive agrees that the Company will suffer irreparable damage and injury and will not have an adequate remedy at law if the Executive breaches any provision of the Restrictive Covenants. Accordingly, if the Executive breaches or threatens or attempts to breach the Restrictive Covenants, in addition to all other available remedies, the Company shall be entitled to seek injunctive relief, and no or minimal bond or other security shall be required in connection therewith. The Executive acknowledges and agrees that in the event of termination of this Agreement for any reason whatsoever, the Executive can obtain employment not competitive with the Company’s Business (or, if competitive, outside of the geographic and customer-specific scope described herein) and that the issuance of an injunction to enforce the provisions of the Restrictive Covenants shall not prevent the Executive from earning a livelihood. The Restrictive Covenants are essential terms and conditions to the Company entering into this Agreement, and they shall be construed as independent of any other provision in this Agreement or of any other agreement between the Executive and the Company. The existence of any claim or cause of action that the Executive has against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of the Restrictive Covenants.
     15. Periods of Noncompliance and Reasonableness of Periods. The Restrictive Covenants described in Sections 13 and 14 shall be deemed not to run during all periods of noncompliance, the intention of the parties being to have such restrictions and covenants apply for the full periods specified in Sections 13 and 14 following Termination of the Executive’s Employment. The Company and the Executive acknowledge and agree that the restrictions and covenants contained in Sections 13 and 14 are reasonable in view of the nature of the Company’s Business and the Executive’s advantageous knowledge of and familiarity with the Company’s Business, operations, affairs, and Customers. Notwithstanding anything contained herein to the contrary, if the scope of any restriction or covenant contained in Section 13 or 14 is found by a court of competent jurisdiction to be too broad to permit enforcement of such restriction or covenant to its full extent, then such restriction or covenant shall be enforced to the maximum extent permitted by law. The parties hereby acknowledge and agree that a court of competent jurisdiction shall invoke and exercise the blue pencil doctrine to the fullest extent permitted by law to enforce this Agreement.
     16. Release. For and in consideration of the foregoing covenants and promises made by the Company, and the performance of such covenants and promises, the sufficiency of which is hereby acknowledged, the Executive agrees to release the Employer and all other persons named in the Release from any and all causes of causes of action that the Executive has or may have against the Employer or any such person before the effective date of the Release, other than a cause based on a breach of Section 4 hereof. The Release shall be substantially in the form attached hereto as Exhibit I. The Company shall provide the Release to the Executive upon his Termination of Employment or within ten (10) days thereafter. THE EXECUTIVE’S RIGHT TO BENEFITS HEREUNDER SHALL BE CONTINGENT ON HIM SIGNING AND FILING THE RELEASE AS PROVIDED IN THE RELEASE WITHIN TWENTY-ONE (21) DAYS AFTER RECEIVING IT.
     17. Reimbursement of Certain Costs.
     (a) If the Company brings a cause of action to enforce the Restrictive Covenants or to recover damages caused by the Executive’s breach of the Restrictive Covenants, the substantially prevailing party in such action shall be entitled to reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees, expert witness fees, and disbursements) in connection with such action.

     (b) If a dispute arises regarding the Executive’s rights hereunder, and the Executive obtains a final judgment in his favor from a court of competent jurisdiction with respect to such a dispute, all reasonable costs and expenses (including, without limitation, reasonable attorneys’ fees, expert witness fees, and disbursements) incurred by the Executive in connection with such dispute or in otherwise pursuing a claim based on a breach of this Agreement shall be paid by the Company.
     (c) Any reimbursement by the Company pursuant to this Section shall be subject to compliance with applicable provisions of the Federal Deposit Insurance regulations found in Part 359 (entitled “Golden Parachute and Indemnification Payments”) of Title 12 of the Code of Federal Regulations (or any successor provisions).
     18. No Reliance. The Executive represents and acknowledges that in executing this Agreement, the Executive does not rely and has not relied upon any representation or statement by the Company and its agents, other than statements contained in this Agreement.
     19. Miscellaneous Provisions.
     (a) Further Assurances. Each of the parties hereto shall do, execute, acknowledge, and deliver or cause to be done, executed, acknowledged, and delivered at any time and from time to time upon the request of any other party hereto, all such further acts, documents, and instruments as may be reasonably required to effect any of the transactions contemplated by this Agreement.
     (b) Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither party hereto may assign this Agreement without the prior written consent of the other party. Notwithstanding the foregoing, this Agreement may be assigned without the prior consent of the Executive to a successor of the Company (and the Executive hereby consents to the assignment of the Restrictive Covenants under this Agreement to a purchaser of all or substantially all of the assets of the Company or a transferee, by merger or otherwise, of all or substantially all of the businesses and assets of the Company) and, upon the Executive’s death, this Agreement shall inure to the benefit of and be enforceable by the Executive’s executors, administrators, representatives, heirs, distributees, devisees, and legatees and all amounts payable hereunder shall be paid to such persons or the estate of the Executive.
     (c) Waiver; Amendment. No provision or obligation of this Agreement may be waived or discharged unless such waiver or discharge is agreed to in writing and signed by the Company’s President or Chief Administrative Officer and the Executive. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or later breach or noncompliance. Except as expressly provided otherwise herein, this Agreement may be amended or supplemented only by a written agreement executed by the Company’s President or Chief Administrative Officer and the Executive.
     (d) Headings. The headings in this Agreement have been inserted solely for ease of reference and shall not be considered in the interpretation or enforcement of this Agreement.

     (e) Severability. All provisions of this Agreement are severable from one another, and the unenforceability or invalidity of any provision hereof shall not affect the validity or enforceability of the remaining provisions.
     (f) Notice. Any notice, request, instruction, or other document to be given hereunder to any party shall be in writing and delivered by hand, registered or certified United States mail, return receipt requested, or other form of receipted delivery, with all expenses of delivery prepaid, as follows:

If to the Executive:	If to the Company:

Mark D. Bradford	Old National Bancorp
2524 Roundhill Court	Post Office Box 718
Bloomington, IN 47401	Evansville, Indiana 47705
ATTENTION: General Counsel
or to such other address as either party hereto may have furnished to the other in writing in accordance with the preceding.
     (g) No Counterparts. This Agreement may not be executed in counterparts.
     (h) Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without reference to the choice of law principles or rules thereof. The parties hereto irrevocably consent to the jurisdiction and venue of the state courts for the State of Indiana located in Evansville, Indiana, or the United States District Court for the Southern District of Indiana, Evansville Division, located in Vanderburgh County, Indiana, and agree that all actions, proceedings, litigation, disputes, or claims relating to or arising out of this Agreement shall be brought and tried only in such courts. The Company, in its sole discretion, may, however, bring an action against the Executive in any court where jurisdiction over the Executive may be obtained. EACH OF THE PARTIES EXPRESSLY WAIVES ANY RIGHTS TO A JURY TRIAL THAT IT MAY OTHERWISE HAVE IN ANY COURT WITH RESPECT TO THIS AGREEMENT TO THE MAXIMUM EXTENT PERMITTED BY LAW.
     (i) Entire Agreement. This Agreement constitutes the entire and sole agreement between the Employer and the Executive with respect to the Termination of the Executive’s Employment, and there are no other agreements or understandings either written or oral with respect thereto. The parties agree that any and all prior severance and/or change of control agreements between the parties have been terminated and are of no further force or effect.
     (j) Rules of Interpretation. In interpreting this Agreement, the following rules shall apply:
     (1) The rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

     (2) Words used in the singular shall be construed to include the plural, where appropriate, and vice versa, and words used in the masculine shall be construed to include the feminine, where appropriate, and vice versa.
     (3) This Agreement shall be construed to comply with Code Section 409A or an exemption from the application of Section 409A.
     (4) Except as provided in the preceding provisions of this Subsection, this Agreement shall be construed in accordance with the internal laws of the State of Indiana, without regard to conflict of law principles.
     20. Review and Consultation. The Company and the Executive hereby acknowledge and agree that each (i) has read this Agreement in its entirety prior to executing it, (ii) understands the provisions and effects of this Agreement, (iii) has consulted with such attorneys, accountants, and financial and other advisors as it or he has deemed appropriate in connection with their respective execution of this Agreement, and (iv) has executed this Agreement voluntarily. THE EXECUTIVE HEREBY UNDERSTANDS, ACKNOWLEDGES, AND AGREES THAT THIS AGREEMENT HAS BEEN PREPARED BY COUNSEL FOR THE COMPANY AND THAT THE EXECUTIVE HAS NOT RECEIVED ANY ADVICE, COUNSEL, OR RECOMMENDATION WITH RESPECT TO THIS AGREEMENT FROM THE COMPANY OR ITS COUNSEL.

By:

	Mark D. Bradford	Date

OLD NATIONAL BANCORP

By:

	Kendra L. Vanzo, Executive Vice President, Chief Human Resources Officer	Date

APPENDIX A
DEFINED TERMS
     For purposes of this Agreement, the following terms shall have the meanings specified below:
     “Board” or “Board of Directors” means the Company’s Board of Directors or the committee of the Board authorized to act on the Board’s behalf.
     “Cause” means any of the following:
     (1) the Executive’s act or failure to act constituting willful misconduct or gross negligence that is materially injurious to the Employer or its reputation;
     (2) the Executive’s willful and material failure to perform the duties of his employment (except in the case of a Termination of Employment for Good Reason or on account of the Executive’s physical or mental inability to perform such duties) and the failure to correct such failure within five (5) days after receiving notice from the Board of Directors specifying such failure in detail;
     (3) the Executive’s willful and material violation of the Employing Companies’ code of ethics or written harassment policies;
     (4) the requirement or direction of a federal or state regulatory agency having jurisdiction over the Company that the Executive’s employment be terminated;
     (5) the Executive’s arrest or indictment for (i) a felony or (ii) a lesser criminal offense involving dishonesty, breach of trust, or moral turpitude; or
     (6) the Executive’s intentional breach of a material term, condition, or covenant of this Agreement and the failure to correct such violation within five (5) business days following receipt of written notice from the Board of Directors specifying such breach in detail.
For purposes of this definition, no act or failure to act shall be considered “willful,” if the Executive acted or failed to act either (i) in good faith or (ii) with a reasonable belief that his act or failure to act was not opposed to the Employer’s best interests.
     “Change in Control” means the first occurrence of any of the following events:
     (1) the acquisition by any person (within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (“Act”)), other than the Company, a subsidiary, and any employee benefit plan of the Company or a subsidiary, of twenty-five percent (25%) or more of the combined voting power entitled to vote generally in the election of directors of the Company’s then outstanding voting securities;
     (2) the persons who were serving as the members of the Board of Directors immediately prior to the commencement of a proxy contest relating to the election of directors or a tender or exchange offer for voting securities of the Company (“Incumbent

Directors”) shall cease to constitute at least a majority of the Board of Directors (or the board of directors of any successor to the Company) at any time within one year of the election of directors as a result of such contest or the purchase or exchange of voting securities of the Company pursuant to such offer, provided that any director elected to the Board of Directors, or nominated for election, by a majority of the Incumbent Directors then still in office and whose nomination or election was not made at the request or direction of the person(s) initiating such contest or making such offer shall be deemed to be an Incumbent Director for purposes of this subsection (2);
     (3) consummation of a merger, reorganization, or consolidation of the Company, as a result of which persons who were shareholders of the Company immediately prior to such merger, reorganization, or consolidation do not, immediately thereafter, own, directly or indirectly and in substantially the same proportions as their ownership of the stock of the Company immediately prior to the merger, reorganization, or consolidation, more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of (i) the merged, reorganized, or consolidated company or (ii) an entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the company described in clause (i);
     (4) a sale, transfer, or other disposition of all or substantially all of the assets of the Company, which is consummated and immediately following which the persons who were shareholders of the Company immediately prior to such sale, transfer, or disposition, do not own, directly or indirectly and in substantially the same proportions as their ownership of the stock of the Company immediately prior to the sale, transfer, or disposition, more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of (i) the entity or entities to which such assets are sold or transferred or (ii) an entity that, directly or indirectly, owns more than fifty percent (50%) of the combined voting power entitled to vote generally in the election of directors of the entities described in clause (i); or
     (5) the shareholders of the Company approve a liquidation of the Company.
     “Change of Control Date” means the date on which a Change of Control occurs.
     “COBRA” refers to the group health plan continuation requirements in Sections 601 through 607 of the Employee Retirement Income Security Act of 1974, as amended.
     “Code” means the Internal Revenue Code of 1986, as amended from time to time.
     “Company” means Old National Bancorp and the successor to all or substantially as its business.
     “Company’s Business” means, collectively, the products and services provided by the Employer, including the following:
     (1) community banking, including lending activities (including individual loans consisting primarily of home equity lines of credit, residential real estate loans,

and/or consumer loans, and commercial loans, including lines of credit, real estate loans, letters of credit, and lease financing) and depository activities (including noninterest-bearing demand, NOW, savings and money market, and time deposits), debit and ATM cards, merchant cash management, internet banking, and other general banking services;
     (2) investment and brokerage services, including a full array of investment options and investment advice;
     (3) treasury segment, including investment management, wholesale funding, interest rate risk, liquidity and leverage management, capital markets products (including interest rate derivatives, foreign exchange, and industrial revenue bond financing);
     (4) wealth management, including fiduciary and trust services, fee-based asset management, and mutual fund management; and
     (5) insurance agency services, including full-service insurance brokerage services, such as commercial property and casualty, surety, loss control services, employee benefits consulting and administration, and personal insurance.
     “Compensation” means, as of the Termination Date, the Executive’s annual base salary then in effect, plus the targeted cash incentive that the Executive would have been eligible to receive in the year in which the Termination Date occurs. For purposes of the preceding sentence, any reduction in the Executive’s annual base salary or targeted cash incentive that is an event of Good Reason shall be disregarded.
     “Confidential Information” means the following:
     (1) materials, records, documents, data, statistics, studies, plans, writings, and information (whether in handwritten, printed, digital, or electronic form) relating to the Company’s Business that are not generally known or available to the Company’s business, trade, or industry or to individuals who work therein other than through a breach of this Agreement, or
     (2) trade secrets of the Employer (as defined in Indiana Code §24-2-3-2, as amended, or any successor statute).
Confidential Information includes, but is not limited to: (i) information about the Employer’s employees; (ii) information about the Employer’s compensation policies, structure, and implementation; (iii) hardware, software, and computer programs and technology used by Employer; (iv) Customer and Prospective Customer identities, lists, and databases, including private information related to customer history, loan activity, account bAllences, and financial information; (v) strategic, operating, and marketing plans; (vi) lists and databases and other information related to the Employer’s vendors; (vii) policies, procedures, practices, and plans related to pricing of products and services; and (viii) information related to the Employer’s acquisition and divestiture strategy. Information or documents that are generally available or accessible to the public shall be deemed Confidential Information, if the information is retrieved, gathered, assembled, or maintained by the Employer in a manner not available to the public or for a purpose beneficial to the Employer.

     “Customer” means a person or entity who is a customer of the Employer at the time of the Executive’s Termination of Employment or with whom the Executive had direct contact on behalf of the Employing Companies at any time during the period of the Executive’s employment with the Employing Companies.
     “Disability” means that the Executive is disabled within the meaning of the long-term disability policy of the Employing Companies, as in effect on the earlier of the Termination Date or the Change of Control Date. Termination of the Executive’s Employment on account of Disability shall not affect his eligibility for benefits under any disability policy or program of the Employer.
     “Employer” means the Company and any other employer that is treated as a single employer with the Company pursuant to Code Section 414(b), (c), or (m).
     “Employing Company” means the Company or any subsidiary thereof that employs the Executive.
     “Excess Parachute Payment” has the meaning given to such term in Code Section 280G(b)(1).
     “Good Reason” means, for purposes of Section 5, any of the following without the express written consent of the Executive:
     (1) a material reduction in the Executive’s duties, responsibilities, or status with the Employing Companies;
     (2) a reduction in the Executive’s base compensation or failure to include the Executive with other similarly situated employees in any incentive, bonus, or benefit plans as may be offered by the Employing Companies from time to time;
     (3) a change in the primary location at which the Executive is required perform the duties of his employment to a location that is more than fifty (50) miles from the location at which his office is located on the effective date of this Agreement; or
     (4) the Company’s material breach of this Agreement.
     “Good Reason” means, for purposes of Section 6, any of the following, without the express written consent of the Executive, during the two (2) year period beginning on the Change of Control Date:
     (1) assignment to the Executive of any duties materially inconsistent with his positions, duties, responsibilities, or status with the Employing Companies immediately before the Change of Control Date;
     (2) a substantial reduction of the Executive’s duties or responsibilities, or any removal of the Executive from, or any failure to re-elect the Executive to, any positions held by the Executive immediately before the Change in Control Date;

     (3) a reduction by the Employing Companies in the compensation or benefits of the Executive in effect immediately before the Change in Control Date, or any failure to include the Executive with other similarly situated employees in any incentive, bonus, or benefit plans as may be offered by the Employing Companies from time to time to similarly situated employees;
     (4) a reduction in the Executive’s total compensation opportunity;
     (5) a change in the primary location at which the Executive is required perform the duties of his employment to a location that is more than fifty (50) miles from the location at which his office is located immediately before the Change in Control Date (disregarding any change in location in anticipation of the Change in Control); or
     (6) the Company’s material breach of this Agreement.
     “Parachute Payment” has the meaning give to such term in Code Section 280G(b)(2).
     “Parachute Payment Limit” means three (3) times the base amount, as defined by Code Section 280G(b)(3).
     “Prospective Customer” means a person or entity who was the direct target of sales or marketing activity by the Executive or whom the Executive knew was a target of the Employer’s sales or marketing activities during the one-year period preceding the Executive’s Termination of Employment or, if the Executive has been employed by the Company less than one year at his Termination of Employment, during the period of the Executive’s employment with the Company.
     “Release” means the release referred to in Section 17.
     “Restrictive Covenants” means the restrictions contained in Sections 11, 12,13, and 14.
     “Term” means the term of this Agreement, including any extensions thereof, as determined pursuant to Section 2.
     “Termination Date” means the effective date of the Executive’s Termination of Employment.
     “Termination of Employment” means the Executive’s separation from service within the meaning of Code Section 409A(a)(2)(A)(i).
     “Unacceptable Performance” means any of the following:
     (1) the Executive’s act or failure to act constituting willful misconduct or gross negligence that is materially injurious to the Employer or its reputation;
     (2) the Executive’s material failure to perform the duties of his employment (except in the case of a Termination of Employment for Good Reason or on account of the Executive’s physical or mental inability to perform such duties) and the failure to correct such failure within a reasonable period after receiving written notice from the Board of Directors describing such failure in detail;
     (3) the Executive’s violation of any code of ethics or business conduct or written harassment policies of the Employing Companies that continues after the Board has provided notice to the Executive that the continuation of such conduct will result in Termination of the Executive’s Employment;
     (4) the requirement or direction of a federal or state regulatory agency having jurisdiction over the Company that the Executive be removed from his position or the institution by such an agency of a formal enforcement proceeding against the Company or the Executive specifically naming the Executive as a person with substantial involvement in the acts (or omissions) that are the subject of such proceeding, and seeking that the Executive cease and desist from such acts (or omissions) in connection with his duties or seeking civil money penalties as a result of his past acts (or omissions);
     (5) the Executive’s arrest or indictment for (i) a felony or (ii) lesser criminal offense involving dishonesty, breach of trust, or moral turpitude; or
     (6) the Executive’s breach of a material term, condition, or covenant of this Agreement and the failure to correct such breach promptly following receipt of written notice from the Board of Directors describing such breach in detail.
     “Weekly Pay” means the Executive’s Compensation divided by fifty-two (52).
     “Years of Service” means the complete number of years that the Executive has worked for the Employer. A partial year shall be rounded up to the next year. Payment of accrued vacation at termination shall not extend the Executive’s Years of Service.

EXHIBIT I
RELEASE OF ALL CLAIMS
     FOR VALUABLE CONSIDERATION, including the payment to the Executive of certain severance benefits, the Executive hereby makes this Release of All Claims (“Release”) in favor of Old National Bancorp (including all subsidiaries and affiliates) (“Company”) and its agents as set forth herein.
     1. The Executive releases, waives and discharges the Company and its agents (as defined below) from all claims, whether known or unknown, arising out of the Executive’s employment relationship with the Company, the termination of that relationship, and all other events, incidents, or actions occurring before the date on which this Release is signed; provided, however, this Release shall not apply to any claim based on the Company’s breach of Section 4 of the Amended Severance Agreement. Claims released herein include, but are not limited to, discrimination claims based on age, race, sex, religion, national origin, disability, veteran status, or any other employment claim, including claims arising under The Civil Rights Act of 1866, 42 U.S.C. § 1981; Title VII of the Civil Rights Act of 1964; the Americans with Disabilities Act; the Age Discrimination in Employment Act of 1967; the Federal Rehabilitation Act of 1973; the Older Workers’ Benefits Protection Act; the Employee Retirement Income Security Act of 1974; the Fair Labor Standards Act; the Family and Medical Leave Act (to the extent that FMLA claims may be released under governing law, the Indiana Civil Rights Act, the Indiana Wage Payment and Wage Claims Acts, any Federal or State wage and hour laws and all other similar Federal or State statutes; and any and all tort or contract claims, including, but not limited to, breach of contract, breach of good faith and fair dealing, infliction of emotional distress, defamation, or wrongful termination or discharge.
     2. The Executive further acknowledges that the Company has advised the Executive to consult with an attorney of the Executive’s own choosing and that the Executive has had ample time and adequate opportunity to thoroughly discuss all aspects of this Release with legal counsel prior to executing this Release.
     3. The Executive agrees that the Executive is signing this Release of his own free will and is not signing under duress.
     4. In the event the Executive is forty (40) years of age or older, the Executive acknowledges that the Executive has been given a period of twenty-one (21) days to review and consider a draft of this Release in substantially the form of the copy now being executed, and has carefully considered the terms of this Release. The Executive understands that the Executive may use as much or all of the twenty-one (21) day period as the Executive wishes prior to signing, and the Executive has done so.
     5. In the event the Executive is forty (40) years of age or older, the Executive has been advised and understands that the Executive may revoke this Release within seven (7) days after acceptance. ANY REVOCATION MUST BE IN WRITING AND HAND-DELIVERED TO:

Old National Bancorp
Attn: General Counsel
One Main Street
Evansville, Indiana 47708
NO LATER THAN BY CLOSE OF BUSINESS ON THE SEVENTH (7TH) DAY FOLLOWING THE DATE OF EXECUTION OF THIS RELEASE.
     6. The “Company and its agents,” as used in this Release, means the Company, its subsidiaries, affiliated or related corporations or associations, their predecessors, successors and assigns, and the directors, officers, managers, supervisors, employees, representatives, servants, agents and attorneys of the entities above described, and all persons acting, through, under or in concert with any of them.
     7. The Executive agrees to refrain from making any disparaging remarks concerning the Company or its agents. The Company agrees to refrain from providing any information to third parties other than confirming dates of employment and job title, unless the Executive gives the Company written authorization to release other information or as otherwise required by law. With respect to the Company, this restriction pertains only to official communications made by the Company’s directors and/or officers and not to unauthorized communications by the Company’s employees or agent. This restriction will not bar the Company from disclosing the Release as a defense or bar to any claim made by the Executive in derogation of this Release.
PLEASE READ CAREFULLY BEFORE SIGNING. EXCEPT AS EXPRESSLY PROVIDED IN PARAGRAPH 1 ABOVE, THIS RELEASE CONTAINS A RELEASE AND DISCHARGE OF ALL KNOWN AND UNKNOWN CLAIMS AGAINST THE COMPANY AND ITS AGENTS EXCEPT THOSE RELATING TO THE ENFORCEMENT OF THIS RELEASE OR THOSE ARISING AFTER THE EFFECTIVE DATE OF THIS RELEASE.

Mark D. Bradford